PE
9-1-02

1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

02057964

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECD S.E.C.
SEP 18 2002
1086

For the Month of September 2002

China Unicom Limited
(Translation of registrant's name into English)

10-12/F Office Tower 1
Henderson Center
18 Jian Guo Men Nei Avenue
Beijing, China
(Address of principal executive offices)

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

FORWARD-LOOKING STATEMENTS

The announcement and the press release, dated as of September 17, 2002, of the Company, constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, (i) certain information relating to the proposed A share offering by China United Telecommunications Corporation Limited, a company established under the laws of China (the "A Share Company") and the management, operation and other matters of the A Share Company following the completion of the proposed A share offering and their potential effect on the Company, and (ii) those relating to the Company's strategy and future plan and targets, its capital expenditure plan, its future business condition and financial results, its dividend plan and policy, its abilities to expand network capacity and increase network efficiency, ability to develop new technology applications and offer new services, the advantage of code division multiple access, or CDMA, technology and its ability to realize such advantages and successfully execute our CDMA-related strategy, its ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets, future growth of market demand for its services, and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the Company's current views with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the completion of the A share offering by the A Share Company as planned, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities in China, the effects of competition on the demand and price of the Company's telecommunications services, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. In addition, the Company's future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: September 18, 2002

By: ______________________
Tan Xinghui
Executive Director and Vice President

中國聯通股份有限公司
CHINA UNICOM LIMITED

Exhibit 1.1

Press Release

| ENGLISH | 繁體 | 简体 |

China Unicom's Parent Company Unicom Group Announces A Share Offering

2002-09-17

Hong Kong, 17 September 2002 - China Unicom Limited ("China Unicom" or "the Company") (HKSE: 0762; NYSE: CHU) announced that it has been informed by China United Telecommunications Corporation ("Unicom Group"), its parent company that China Securities Regulatory Commission approved the A Share Offering by China United Telecommunications Corporation Limited ("A Share Company"), a subsidiary of Unicom Group on 13 September 2002.

The A Share Company is a holding company approved by the State Council with five promoters, namely Unicom Group, Unicom Xingye, Unicom Import & Export, Unicom Paging and Beijing Unicom Xingye. The A Share Company was established on 31 December 2001 by way of the promoter method. Of which, Unicom Group contributed a 51% equity interest in its wholly-owned subsidiary Unicom BVI (Unicom BVI holds a 77.47% equity interest in the Company), and the other four promoters each contributed RMB1 million in cash. Unicom Group currently holds a 99.98% equity interest in the A Share Company and the other four promoters hold the remaining equity interest.

The A Share Company expects to raise RMB 11.5 billion through the new issue of 5 billion A Shares, representing 25.3851% of the total share capital of the A share Company following the A Share Offering. Offer price is RMB 2.3 per A Share. After deducting the offering costs, the expected net proceeds of RMB 11.26 billion from the A Share Offering will be used to acquire an equity interest in Unicom BVI held by Unicom Group. The purchase price of such equity interest shall be the corresponding audited net book value of Unicom BVI as of 30 June 2002. Upon completion of the A Share Offering and the acquisition, the A Share Company's equity interest in Unicom BVI will be increased to 73.83%. As Unicom Group is expected to hold an approximately 74.6% equity interest in the A Share Company after the A Share Offering, Unicom Group still has ultimate control over the Company. Unicom Group will inject all the net proceeds into Unicom New Horizon through an increase of registered capital for the construction of the CDMA network.

For the disclosure of information by the Company and the A Share Company and voting arrangements in respect of connected as well as non-connected transactions of the Company following the A Share Offering, the arrangements include that the Company has agreed with the A Share Company to implement the "Guidance on the Information Disclosure System" which will allow the Company and the A Share Company to make simultaneous disclosure of information in Hong Kong and mainland China, so as to ensure consistency in the timing and contents of the information to be disclosed from time to time; the Company has agreed to implement the Voting Arrangements put in place by the A Share Company which allow shareholders of the A Share Company to indirectly participate in the voting at general meetings of the Company through Unicom BVI's shareholding in the Company; the A Share Offering will not result in any changes to the Existing Connected Transactions of the Company or any waivers previously granted by the Hong Kong Stock Exchange to the Company; and Future Connected Transactions will be carried out in two steps and each step will require the approval of independent shareholders of the Company or the A Share Company.

The A Share Company has imposed special restrictions through its articles of association and relevant rules and regulations. These restrictions include that the business scope of the A Share Company is limited to holding an equity interest in the Company through Unicom BVI without any direct business operations; the A Share Company has effective control over the Company and China Unicom Corporation Limited and may consolidate the financial statements of the Company in its accounts; and the article of association of the A Share Company provide that the A Share Company shall not incur any debt financing except for satisfying its day-to-day expenses.

Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence promptly after completion of the A Share Offering.

Copyright 2001China Unicom Ltd. All Rights Reserved

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

CHINA UNICOM LIMITED

中國聯通股份有限公司

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

PROPOSED A SHARE OFFERING BY CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

The Board announces that it has been informed by its ultimate parent company, Unicom Group, that on 13 September 2002, the CSRC approved the A Share Offering by the A Share Company, which is currently a 99.98% subsidiary of the Unicom Group and that:

- the A Share Company is a holding company subject to special restrictions and its business scope is limited to holding its equity interest in the Company through Unicom BVI without any other direct business operations;
- the only asset of the A Share Company (excluding RMB4,000,000 cash initially contributed by promoters) is its 51% equity interest in Unicom BVI. Unicom BVI, in turn, holds a 77.47% equity interest in the Company;
- dealings in the A Shares on the Shanghai Stock Exchange are expected to commence promptly after completion of the A Share Offering;
- all of the net proceeds from the A Share Offering will be used by the A Share Company to acquire a further equity interest in Unicom BVI currently held by Unicom Group; and
- an announcement relating to the A Share Offering is expected to be published in the newspapers in mainland China on 17 September 2002.

This announcement sets out certain information extracted from the A Share Prospectus to be issued by the A Share Company in mainland China on 17 September 2002, including information relating to the A Share Offering and the A Share Company. In addition, it describes the arrangements which have been put in place by the Company and the A Share

Company regarding disclosure of information by the Company and the A Share Company and voting arrangements in respect of connected as well as non-connected transactions of the Company following the A Share Offering. In particular:

- the Company has agreed with the A Share Company to implement the "Guidance on the Information Disclosure System" which will allow the Company and the A Share Company to make simultaneous disclosure of information in Hong Kong and mainland China, so as to ensure consistency in the timing and contents of the information to be disclosed from time to time (see Section 6 of this announcement);

- in relation to transactions on which Unicom BVI is permitted to vote, the Company has agreed to implement the Voting Arrangements put in place by the A Share Company which allow shareholders of the A Share Company to indirectly participate in the voting at general meetings of the Company through Unicom BVI's shareholding in the Company (see Section 6 of this announcement);

- the A Share Offering will not result in any changes to the Existing Connected Transactions of the Company or any waivers previously granted by the Hong Kong Stock Exchange to the Company (see Section 6 of this announcement); and

- Future Connected Transactions will be carried out in two steps, and each step will require the approval of independent shareholders of the Company or the A Share Company (see Section 6 of this announcement).

Unless otherwise stated, all relevant financial information contained in this announcement is derived from financial statements of the A Share Company prepared under PRC GAAP.

1. INTRODUCTION

The Board announces that it has been informed by Unicom Group, its ultimate parent company that, on 13 September 2002, the CSRC approved the A Share Offering by the A Share Company, which is currently a 99.98% subsidiary of the Unicom Group and that:

- the A Share Company is a holding company subject to special restrictions;

- its business scope is limited to holding equity interest in the Company through Unicom BVI's equity interest without any other direct business operations;

- the only asset of the A Share Company (excluding RMB4,000,000 cash initially contributed by promoters) is its 51% equity interest in Unicom BVI; and

- Unicom BVI holds a 77.47% equity interest in the Company.

The Company holds a 100% equity interest in CUCL.

The Board has been informed by Unicom Group that the A Share Company may consolidate the Company's financial statements in its accounts, and has effective control over the Company and CUCL and that its income is derived from the Company. As Unicom Group is expected to hold an approximately 74.6% equity interest in the A Share Company after the A Share Offering, Unicom Group still has ultimate control over the Company.

This announcement sets out certain information extracted from the A Share Prospectus to be issued by the A Share Company in mainland China on 17 September 2002, including information relating to the A Share Offering and the A Share Company. In addition, it describes the arrangements which have been put in place by the Company and the A Share Company regarding disclosure of information by the Company and the A Share Company and voting arrangements in respect of connected as well as non-connected transactions following the A Share Offering.

Unless otherwise stated, all relevant financial information contained in this announcement is derived from financial statements of the A Share Company prepared under PRC GAAP.

Morgan Stanley Dean Witter Asia Limited is the financial adviser to the Company in respect of the A Share Offering.

2. INFORMATION EXTRACTED FROM THE A SHARE PROSPECTUS RELATING TO THE A SHARE COMPANY

A. General Information

The A Share Company is a holding company approved by the State Council with five promoters, namely Unicom Group, Unicom Xingye, Unicom Import & Export, Unicom Paging and Beijing Unicom Xingye. According to the A Share Prospectus, the A Share Company was established on 31 December 2001 by way of the promoter method with a total share capital of RMB14,696,596,000. The total net assets injected into the A Share Company by the promoters of the A Share Company was RMB22,610,148,000, of which Unicom Group contributed a 51% equity interest in its wholly-owned subsidiary Unicom BVI which is valued at RMB22,606,148,000, as confirmed by the Ministry of Finance, and the other four promoters each contributed RMB1,000,000 in cash. Contributions made by the promoters were converted into 14,696,596,000 shares on the basis of 65% of the net assets. The net assets which were not converted into shares were recorded as capital reserves of the A Share Company. Such promoters hold 99.9823088%, 0.0044228%, 0.0044228%, 0.0044228% and 0.0044228% of the equity interest of the A Share Company, respectively.

Set out below is the shareholding structure of the A Share Company and the promoters prior to the A Share Offering as extracted from the A Share Prospectus:



Unicom Group
4 other promoters
0.0176912%
99.9823088%
A Share Company
49%
51%
Unicom BVI
Overseas public shareholders
77.47%
22.53%
The Company
100%
CUCL

The A Share Company has imposed on itself restrictions on its business, assets, debt financing, corporate governance, distribution of dividends and disclosure of information through its articles of association and certain other mechanisms.

B. **Principal Business of the A Share Company**

The business scope of the A Share Company is limited to holding an indirect equity interest in the Company through Unicom BVI without any other direct business operations. The A Share Company has effective control over the Company and CUCL which operates integrated telecommunication businesses in China, including cellular, international and domestic long distance, data, Internet and paging businesses.

C. **The Board of Directors of the A Share Company**

The board of directors of the A Share Company includes Mr. Yang Xian Zu, the current Chairman of the Board and Executive Director and Chief Executive Officer of the Company, Mr. Wang Jianzhou, currently Executive Director and President of the Company, and Mr. Liu Yunjie, currently Vice President of the Company.

D. **Financial Independence of the A Share Company**

Each of the A Share Company and CUCL has established an independent financial department and has established and implemented a standardised and independent financial and accounting system. Each of the A Share Company, Unicom Group and CUCL has established independent bank accounts and pays taxes separately in accordance with applicable laws.

The Company is financially independent from the A Share Company, Unicom Group and CUCL.

E. **Personnel Independence of the A Share Company**

The Chairman, senior officers and financial controller of the A Share Company concurrently hold the following positions in Unicom Group and the Company:

Name	**Position held in the A Share Company**	**Position held in Unicom Group**	**Position held in the Company**
Yang Xian Zu	Chairman	Chairman	Executive Director, Chairman and Chief Executive Officer
Wang Jianzhou	Director, President	Director, President	Executive Director, President
Tong Jilu	Director, Vice President (Financial Controller)	Vice President	—

As telecommunications operators are characterised by "single network coverage for all traffic" ("全程全網"), telecommunications networks need to be uniformly planned, constructed, tuned and operated, so as to ensure their smooth operation and effective management. To this end, the Chairman and certain senior officers of Unicom Group hold concurrent positions in the Company. As the A Share Company is a holding company which holds its indirect equity interest in the Company through Unicom BVI, the Chairman and certain senior officers of the A Share Company also hold concurrent positions in the Company in order to achieve effective control over the Company. Accordingly, the Chairman and certain senior officers of the A Share Company concurrently hold positions in Unicom Group.

In order to avoid any adverse consequences resulting from the concurrent holding of positions as described above, and to protect the interests of the A Share Company and its minority shareholders, the A Share Company has made the following arrangements:

- The A Share Company is a holding company subject to special restrictions. It has imposed restrictions on its business, assets, debt financing, corporate governance, distribution of dividends and disclosure of information so as to ensure that the concurrent holding of positions as described above will not be materially detrimental to the A Share Company and its minority shareholders.

- The concurrent holding of the positions as described above will not have any adverse effect on the A Share Company in relation to connected transactions between Unicom Group and its subsidiaries on the one hand, and the A Share Company and its subsidiaries on the other:

  — at the time of the listing of the Company in June 2000, the division of businesses and regions was followed by the injection of all the assets into the Company. The listed assets are independent and complete in nature. The non-listed assets, mainly comprising of cellular businesses in 18 Provinces, are not dependent on the assets and businesses of the Company. Unicom Group does not need to benefit from connected transactions that are adverse to the A Share Company and the Company;

  — by establishing a connected transaction implementation mechanism (see Section 6 of this announcement), the concurrent holding of positions as described above will not affect the interests of the A Share Company and its subsidiaries in connected transactions.

- Unicom Group entered into the Non-Competition and Conflict of Interest Undertaking on 25 December 2001, pursuant to which Unicom Group has undertaken to the A Share Company that it will ensure that the interests of the A Share Company and/or the Company considered as a whole will not be adversely affected by the continuance of existing competing businesses, so as to ensure that the concurrent holding of positions as described above will not have any adverse effect on the A Share Company and its minority shareholders insofar as industry competition is concerned (see Section 4 of this announcement).

- Pursuant to the reorganisation plan of "overall listing, step-by-step implementation" ("整體上市,分部實施") approved by the State Council, the Company expects to acquire from Unicom Group the GSM and other telecommunications businesses in 18 Provinces by phases and eventually achieve a full integration of all personnel, so as to solve the conflict of interest problem arising from one person concurrently holding more than one position.

The A Share Company has undertaken to the CSRC that it will make proper arrangements to resolve the existing issue of the concurrent holding of positions by senior officers of the A Share Company in accordance with the relevant regulations, within half a year from the listing of the A Share Company. The concurrent holding of positions by the financial controller will be resolved first within three (3) months. The A Share Company will strictly comply with and perform the terms of the above undertaking.

The lead underwriter and the A Share Company's legal advisers respectively believes that as the A Share Company is a holding company subject to special restrictions, the concurrent holding of positions by the Chairman, senior officers and financial controller of the A Share Company in Unicom Group and the Company will not have a material adverse effect on the A Share Company and its minority shareholders.

F. Special Restrictions Imposed by the A Share Company

The A Share Company has imposed on itself the following special restrictions through its articles of association and relevant rules and regulations:

- The business scope of the A Share Company is limited to holding an equity interest in the Company through Unicom BVI without any direct business operations.

- The A Share Company has effective control over the Company and CUCL and may consolidate the financial statements of the Company in its accounts.

- The articles of association of the A Share Company provide that the A Share Company shall not incur any debt financing except for satisfying its day-to-day expenses.

- The Voting Arrangements put in place by the A Share Company effectively allow shareholders of the A Share Company to indirectly participate in voting at general meetings of the Company on matters other than connected transactions (see Section 6 of this announcement).

- Restrictions are imposed on the distribution of dividends. The A Share Company shall distribute by way of a cash dividend to its shareholders all cash dividends distributed by the Company, after deducting day-to-day cash expenses, taxes and contributions to all statutory funds as required by relevant rules and regulations. The Voting Arrangements allow shareholders of the A Share Company (including minority shareholders) to vote at general meetings of the Company through the A Share Company's indirect shareholding in the Company, and to participate in the resolution of the Company's policy on the distribution of dividends.

- The mechanism put in place by the A Share Company for the disclosure of information will enable shareholders of the A Share Company and shareholders of the Company to have consistent information relating to the Company in terms of time and contents (see Section 6 of this announcement).

G. Financial Information of the A Share Company

The following sets out the audited consolidated statements of income and profit appropriation of the A Share Company and its subsidiaries for the six months ended 30 June 2002 and the years ended 31 December 2001, 2000 and 1999 prepared by the A Share Company, based on the accounting principles and regulation applicable to enterprises established in China ("PRC GAAP") as extracted from the A Share Prospectus:

(Expressed in Renminbi)

Description	Six months ended 30 June 2002	Years ended 31 December 2001	2000	1999
Operating revenue	17,446,288,685	29,027,806,604	22,550,549,788	14,936,910,295
Less: Operating expenses	9,410,376,137	15,497,670,795	11,376,084,681	8,393,194,843
Business tax and surcharges	498,849,469	871,982,558	705,563,341	505,546,532
Transfer-out of connection fee	—	—	222,285,227	676,049,447
Profit from main operations	7,537,063,079	12,658,153,251	10,246,616,539	5,362,119,473
Less: Other operating loss	124,101,541	104,829,357	545,820,493	326,972,782
Selling and marketing expenses	2,106,148,328	3,612,890,127	2,513,016,178	1,544,126,564
General and administrative expenses	1,516,130,325	2,806,098,594	2,009,344,282	1,686,716,328
Financial expenses (income)	709,687,948	273,407,354	(201,032,869)	722,869,208
Operating profit	3,080,994,937	5,860,927,819	5,379,468,455	1,081,434,591
Add: Investment income	26,907,069	13,313,980	49,959,328	16,509,146
Non-operating income	29,022,104	39,264,608	61,382,823	29,619,450
Less: Non-operating expenses	94,620,197	783,795,269	164,287,030	201,781,696
Profit before taxation	3,042,303,913	5,129,711,138	5,326,523,576	925,781,491
Less: Income tax	703,289,289	920,220,076	1,509,446,348	474,362,149
Minority interests	1,415,781,510	2,538,971,160	2,264,329,309	411,628,815
Net profit	923,233,114	1,670,519,902	1,552,747,919	39,790,527
Retained profits, beginning of period	1,549,868,161	1,510,532,658	122,478,324	82,687,797
Less: Transfer to share capital	—	1,510,532,658	—	—
Adjustments on the opening retained profits	66,486,442	31,901,722	68,810,099	—
Profit attributable to shareholders	2,406,614,833	1,638,618,180	1,606,416,144	122,478,324
Less: Appropriation to surplus reserve	—	88,750,019	95,883,486	—
Retained profits, end of period	2,406,614,833	1,549,868,161	1,510,532,658	122,478,324

The following sets out the audited consolidated balance sheets of the A Share Company and its subsidiaries as at 30 June 2002, 31 December 2001, 2000 and 1999 under PRC GAAP prepared by the A Share Company as extracted from the A Share Prospectus:

(Expressed in Renminbi)

Description	As at 30 June 2002	As at 31 December 2001	2000	1999
ASSETS				
Current assets:				
Cash and cash equivalents	24,097,232,799	43,338,953,394	52,555,620,434	6,210,861,078
Short-term investments	213,797,819	203,831,779	341,549,928	456,385,408
Interests receivable	33,489,015	167,003,832	665,656,642	4,826,250
Accounts receivable	3,383,564,698	2,800,290,365	1,836,126,873	1,617,073,016
Other receivables	1,317,819,471	1,524,302,893	365,091,719	1,057,237,530
Prepayment	927,570,069	622,444,356	978,367,913	338,907,087
Inventories	1,030,801,780	754,839,862	716,413,205	753,725,724
Deferred expenses	328,620,890	102,841,741	127,436,186	75,088,611
Other current assets	4,986,683	—	4,032,789	10,774,199
Total current assets	31,337,883,224	49,514,508,222	57,590,295,689	10,524,878,903
Long-term investments:				
Long-term equity investments	101,694,080	114,338,905	153,244,531	149,658,317
Fixed assets:				
Fixed assets, at cost	83,807,528,394	76,246,008,962	49,521,268,296	33,743,022,233
Less: Accumulated depreciation	23,345,639,943	18,608,940,897	11,419,246,237	7,499,068,978
Fixed assets, net book value	60,461,888,451	57,637,068,065	38,102,022,059	26,243,953,255
Less: Provision for impairment loss	491,103,099	488,119,001	77,619,801	29,023,619
Fixed assets, net book value	59,970,785,352	57,148,949,064	38,024,402,258	26,214,929,636
Construction materials	4,076,977,956	3,223,293,454	1,938,993,455	303,851,590
Construction-in-progress	13,772,677,350	13,620,236,548	11,230,493,264	5,607,101,695
Total fixed assets	77,820,440,658	73,992,479,066	51,193,888,977	32,125,882,921
Intangible assets and other assets:				
Intangible assets	569,750,807	365,151,197	625,367,488	525,297,940
Long-term deferred expenditures	2,767,513,094	2,506,139,264	2,549,499,081	1,130,286,956
Total intangible assets and other assets	3,337,263,901	2,871,290,461	3,174,866,569	1,655,584,896
Deferred tax:				
Deferred tax assets	1,094,643,244	1,460,538,445	771,934,021	662,210,614
Total assets	113,691,925,107	127,953,155,099	112,884,229,787	45,118,215,651
LIABILITIES AND EQUITY				

Current liabilities:				
Short-term loans	4,975,521,300	7,089,000,000	7,733,816,867	1,664,564,431
Notes payable	1,624,886,001	1,532,966,633	41,288,855	500,000
Accounts payable	1,072,651,116	1,145,382,540	1,442,984,678	2,317,160,751
Advances from customers	3,126,051,134	2,769,694,551	2,627,314,165	2,665,007,177
Salary payable	535,973,325	365,093,950	310,645,961	137,245,140
Welfare payable	5,067,684	89,897,312	140,716,814	199,270,794
Dividends payable	37,055,345	40,350,253	59,224,681	197,536,675
Taxes payable	684,688,640	1,025,269,428	1,594,804,456	455,582,715
Other unpaid amounts	16,833,477	12,395,945	28,267,511	13,002,740
Other payables	13,087,085,249	14,066,876,550	12,596,262,899	7,639,376,485
Accrued expenses	323,233,817	220,399,003	164,343,977	126,945,898
Current portion of long-term liabilities	1,300,049,662	852,245,012	766,874,917	6,220,334,735
Other current liabilities	13,890,018	11,715,654	15,201,090	67,531,134
Total current liabilities	26,802,986,768	29,221,286,831	27,521,746,871	21,704,058,675
Long-term liabilities:				
Long-term loans	22,431,090,580	36,336,767,821	27,151,349,237	12,234,484,665
Long-term payables	98,062,912	100,266,141	—	—
Debit balance of housing turnover fund	—	—	—	(32,546,157)
Other long-term liabilities	14,325,643	16,066,847	14,037,227	125,775,082
Total long-term liabilities	22,543,479,135	36,453,100,809	27,165,386,464	12,327,713,590
Total liabilities	49,346,465,903	65,674,387,640	54,687,133,335	34,031,772,265
Minority interests	39,228,530,826	38,019,220,178	35,552,554,906	6,765,932,837
Shareholders' equity:				
Owners' equity before restructuring	—	—	21,038,125,402	4,198,032,225
Share capital	14,696,596,395	14,696,596,395	—	—
Capital reserves	7,924,967,131	7,924,332,706	—	—
Revenue reserves	88,750,019	88,750,019	95,883,486	—
Including: Public welfare fund	—	—	—	—
Retained profits	2,406,614,833	1,549,868,161	1,510,532,658	122,478,324
Total shareholders' equity	25,116,928,378	24,259,547,281	22,644,541,546	4,320,510,549
Total liabilities and equity	113,691,925,107	127,953,155,099	112,884,229,787	45,118,215,651

The following sets out the audited consolidated cash flow statements of the A Share Company and its subsidiaries for the six months ended 30 June 2002 and the years ended 31 December 2001, 2000 and 1999 under PRC GAAP prepared by the A Share Company as extracted from the A Share Prospectus:

(Expressed in Renminbi)

Description	Six months ended 30 June 2002	Years ended 31 December 2001	2000	1999
Cash flows from operating activities:				
Cash received from sale of goods or rendering of services	17,761,195,193	28,983,564,586	23,512,077,443	17,998,749,576
Other cash received relating to operating activities	22,680,678	25,305,303	54,273,000	28,957,293
Sub-total of cash inflows	17,783,875,871	29,008,869,889	23,566,350,443	18,027,706,869
Cash paid for goods and services	8,301,105,295	12,352,143,586	10,363,405,921	8,702,783,909
Cash paid to and on behalf of employees	1,267,910,039	2,435,786,058	1,712,015,274	1,408,264,201
Payments of all taxes	1,217,046,693	3,039,100,314	1,429,396,286	1,069,390,427
Other cash paid relating to operating activities	—	—	—	—
Sub-total of cash outflows	10,786,062,027	17,827,029,958	13,504,817,481	11,180,438,537
Net cash flows from operating activities	6,997,813,844	11,181,839,931	10,061,532,962	6,847,268,332
Cash flows from investing activities:				
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	8,700,079	131,692,711	45,779,676	1,045,709
Cash received from returns on investments	8,303,703	150,115,125	695,909,241	78,802,750
Cash received from investment income	417,724,348	2,628,370,889	1,083,406,000	111,797,000
Other cash received relating to investing activities	16,584,181,945	—	—	—
Sub-total of cash inflows	17,018,910,075	2,910,178,725	1,825,094,917	191,645,459
Cash paid to acquire fixed assets, intangible assets and other long-term assets	10,057,361,180	29,283,854,687	21,544,159,647	13,112,136,558
Cash paid to acquire investments	45,114,838	39,961,501	2,118,039,959	688,817,975

Other cash paid relating to investing activities	—	17,083,008,258	7,630,435,142	208,500,000
Sub-total of cash outflows	10,102,476,018	46,406,824,446	31,292,634,748	14,009,454,533
Net cash flows from (used in) investing activities	6,916,434,057	(43,496,645,721)	(29,467,539,831)	(13,817,809,074)
Cash flows from financing activities:				
Proceeds from issuing shares	—	4,000,000	45,275,153,221	2,254,518,000
Proceeds from borrowings	4,707,102,683	21,243,409,391	23,360,878,425	10,901,241,989
Sub-total of cash inflows	4,707,102,683	21,247,409,391	68,636,031,646	13,155,759,989
Cash repayments of amounts borrowed	20,278,453,974	12,626,079,591	9,031,058,563	2,601,232,010
Cash payments for distribution of dividends or profits and interest expenses	1,000,435,260	2,606,199,308	1,484,642,000	1,918,375,745
Sub-total of cash outflows	21,278,889,234	15,232,278,899	10,515,700,563	4,519,607,755
Net cash flows (used in) from financing activities	(16,571,786,551)	6,015,130,492	58,120,331,083	8,636,152,234
Net (decrease) increase in cash and cash equivalents	(2,657,538,650)	(26,299,675,298)	38,714,324,214	1,665,611,492
Reconciliation of net profit to cash flows from operating activities:				
Net profit	923,233,114	1,670,519,902	1,552,747,919	39,790,527
Add: Minority interests	1,415,781,510	2,538,971,160	2,264,329,309	411,628,815
Depreciation of fixed assets	4,968,093,015	7,295,561,916	5,400,641,807	3,797,015,882
Provision for doubtful debts	526,020,158	540,953,605	444,831,452	286,666,811
Provision for (reversal of) net realisable value of inventories	2,821,440	16,605,910	(91,037,640)	(40,940,612)
Amortisation of intangible assets	34,357,980	164,936,408	99,912,711	93,200,671
Amortisation of long-term deferred expenditures	252,225,534	543,721,225	612,893,653	104,795,422
(Reversal of) provision for impairment in value of short-term investments	(15,176,796)	24,720,284	—	1,045,709
(Reversal of) provision for impairment in value of long-term investments	(8,994,594)	(3,404,413)	5,762,747	13,580,098
Provision for (reversal of) impairment loss of fixed assets	2,984,098	449,265,904	48,596,182	(78,503,304)
Loss on disposal of fixed assets, intangible assets and other long-term assets	67,256,374	54,474,721	61,644,363	225,327,098

Provision for impairment loss of construction-in-progress	—	19,344,676	—	—
Provision for impairment loss of intangible assets	—	186,364,246	—	—
Loss on disposal of inventories	173,388	5,472,793	2,545,802	46,724,492
Transfer-out of connection fee	—	—	222,285,227	676,049,447
Financial expenses (income)	683,411,927	281,794,493	(235,755,309)	703,211,000
Investment income	(2,735,679)	(34,629,851)	(56,767,784)	(30,089,244)
(Increase) decrease in inventories	(278,956,746)	(55,032,568)	128,350,159	357,442,173
Deferred tax liability (asset)	365,895,201	(688,604,424)	(109,723,407)	(172,922,707)
(Increase) decrease in operating receivables	(1,954,236,362)	(2,968,118,626)	(873,787,607)	108,120,418
Increase in operating payables	15,660,282	1,138,922,570	584,063,378	305,125,636
Net cash flows from operating activities	6,997,813,844	11,181,839,931	10,061,532,962	6,847,268,332
Net increase in cash and cash equivalents:				
Cash and cash equivalents, end of period	15,759,471,344	18,417,009,994	44,716,685,292	6,002,361,078
Less: Cash and cash equivalents, beginning of period	18,417,009,994	44,716,685,292	6,002,361,078	4,336,749,586
Net (decrease) increase in cash and cash equivalents	(2,657,538,650)	(26,299,675,298)	38,714,324,214	1,665,611,492

Significant non-cash transactions:

(1) Payables to equipment suppliers for construction-in-progress during the years ended 31 December 2001, 2000 and 1999 increased by approximately RMB2,706 million, RMB3,828 million and RMB4,402 million respectively.

(2) During 2000, long-term bank loans of approximately RMB10,502 million previously borrowed by Unicom Group were restructured into long-term bank loans borrowed directly by CUCL.

The following sets out the audited segment information of the A Share Company and its subsidiaries for the six months ended 30 June 2002 and the years ended 31 December 2001, 2000 and 1999 under PRC GAAP prepared by the A Share Company as extracted from the A Share Prospectus:

(Expressed in Renminbi)

	Six months ended 30 June 2002						
Description	GSM Business	CDMA Business	Paging Business	Long Distance, Data and Internet Business	Elimination	Unallocated amounts	Total
Operating revenue	13,296,068,112	367,747,851	1,272,112,243	2,510,360,479	—	—	17,446,288,685
Usage fee	10,036,525,507	253,266,114	—	1,519,753,437	—	—	11,809,545,058
Monthly fee	2,131,266,535	89,434,125	1,155,067,810	8,483,995	—	—	3,384,252,465
Connection fee	—	—	—	—	—	—	—
Interconnection revenue	735,590,038	18,905,166	—	469,944,406	—	—	1,224,439,610
Leased lines rental	—	—	—	470,798,498	—	—	470,798,498
Other revenue	392,686,032	6,142,446	117,044,433	41,380,143	—	—	557,253,054
Total operating revenue from external customers	13,296,068,112	367,747,851	1,272,112,243	2,510,360,479	—	—	17,446,288,685
Inter-segment revenue	—	—	48,987,098	704,920,149	(753,907,247)	—	—
Total operating revenue	13,296,068,112	367,747,851	1,321,099,341	3,215,280,628	(753,907,247)		17,446,288,685
Operating expenses:	7,050,479,793	629,220,596	1,102,300,134	1,382,282,861	753,907,247	—	9,410,376,137
Less: Leased lines and network capacities	174,423,426	384,086,354	78,003,771	100,447,224	—	—	736,960,775
Personnel	367,167,515	50,314,679	164,988,023	140,248,663	—	—	722,718,880
Depreciation and amortisation	3,798,448,641	47,621,503	670,882,098	568,505,995	—	—	5,085,458,237
Repairs & maintenance	187,667,571	21,768,642	35,725,281	34,933,882	—	—	280,095,376
Interconnection charges	1,625,489,149	32,048,713	—	364,553,637	753,907,247	—	1,268,184,252
Operating lease expenses	157,601,910	19,059,998	47,417,353	23,926,660	—	—	248,005,921
Others	739,681,581	74,320,707	105,283,608	149,666,800	—	—	1,068,952,696
Less: Business tax and surcharges	357,766,941	13,716,986	41,091,158	86,274,384	—	—	498,849,469
Profit (loss) from main operations	5,887,821,378	(275,189,731)	177,708,049	1,746,723,383	—	—	7,537,063,079
Add: Other operating income	389,351,449	103,972,608	921,831,809	—	(351,594,574)	—	1,063,561,292
Less: Other operating expenses	481,238,279	133,918,251	917,696,571	—	345,190,268	—	1,187,662,833
Selling and marketing expenses	1,243,989,649	212,711,055	120,826,839	528,620,785	—	—	2,106,148,328
General & administrative expenses	934,529,611	84,887,976	207,382,721	242,804,877	—	46,525,140	1,516,130,325
Financial expenses (income):	832,296,808	(1,974,500)	(10,930,607)	95,336,699	—	(205,040,452)	709,687,948
Financial expenses	749,628,178	—	—	99,148,256	—	—	848,776,434
Less: Interest income	(25,884,055)	(2,938,938)	(11,901,325)	(6,631,263)	—	(219,302,339)	(266,657,920)
Exchange loss	4,151,528	640,628	635,728	1,334,826	—	14,255,011	21,017,721
Amortisation of loss arising from terminations of CCF Arrangements	101,017,216	—	—	276,197	—	—	101,293,413
Others	3,383,941	323,810	334,990	1,208,683	—	6,876	5,258,300

Operating profit (loss)	2,785,118,480	(600,759,905)	(135,435,666)	879,961,022	(6,404,306)	158,515,312	3,080,994,937
Add: Investment income	—	—	24,987,407	—	—	1,919,662	26,907,069
Non-operating revenue	9,306,638	352,157	9,910,461	1,181,615	—	8,271,233	29,022,104
Less: Non-operating expenses	9,386,414	294,583	83,149,201	1,789,999	—	—	94,620,197
Profit (loss) before taxation	2,785,038,704	(600,702,331)	(183,686,999)	879,352,638	(6,404,306)	168,706,207	3,042,303,913
Less: Income tax							703,289,289
Minority interests							1,415,781,510
Net profit							923,233,114
Total assets	67,905,015,833	608,724,986	10,775,894,875	17,453,666,726		16,948,622,687	113,691,925,107
Total liabilities	39,935,612,978	948,132,743	2,964,378,529	5,409,333,191		89,008,462	49,346,465,903

Year ended 31 December 2001

Description	GSM Business	Paging Business	Long Distance, Data and Internet Business	Elimination	Unallocated amounts	Total
Operating revenue	21,099,185,034	4,496,267,606	3,432,353,964	—	—	29,027,806,604
Usage fee	15,368,987,470	—	2,200,101,175	—	—	17,569,088,645
Monthly fee	3,766,223,120	4,288,539,999	—	—	—	8,054,763,119
Connection fee	212,649,262	1,651,607	—	—	—	214,300,869
Interconnection revenue	1,298,733,442	—	751,650,019	—	—	2,050,383,461
Leased lines rental	—	—	443,127,542	—	—	443,127,542
Other revenue	452,591,740	206,076,000	37,475,228	—	—	696,142,968
Total operating revenue from external customers	21,099,185,034	4,496,267,606	3,432,353,964	—	—	29,027,806,604
Inter-segment revenue	650,800	66,734,354	1,169,928,900	(1,237,314,054)	—	—
Total operating revenue	21,099,835,834	4,563,001,960	4,602,282,864	(1,237,314,054)	—	29,027,806,604
Operating expenses:	10,590,210,425	3,356,747,160	2,725,899,571	1,175,186,361	—	15,497,670,795
Less: Leased lines	533,455,101	307,347,501	430,532,019	418,029,436	—	853,305,185
Personnel	546,510,095	538,618,347	227,712,094	—	—	1,312,840,536
Depreciation and *amortisation*	5,216,703,907	1,572,573,393	921,447,206	—	—	7,710,724,506
Repairs & maintenance	215,468,526	165,439,691	73,750,010	—	—	454,658,227
Interconnection charges	2,195,395,763	—	634,344,654	757,156,925	—	2,072,583,492
Operating lease expenses	277,482,907	203,563,272	35,803,413	—	—	516,849,592
Others	1,605,194,126	569,204,956	402,310,175	—	—	2,576,709,257
Less: Business tax and surcharges	594,128,689	154,443,740	123,410,129	—	—	871,982,558
Profit from main operations	9,915,496,720	1,051,811,060	1,752,973,164	(62,127,693)	—	12,658,153,251
Add: Other operating income	846,797,424	429,259,616	—	—	—	1,276,057,040
Less: Other operating expenses	814,075,872	566,810,525	—	—	—	1,380,886,397
Selling and marketing expenses	2,486,867,439	478,477,950	708,853,646	61,308,908	—	3,612,890,127
General & administrative expenses	1,534,532,586	835,068,868	351,924,413	818,785	85,391,512	2,806,098,594
Financial expenses (income):	1,956,325,306	17,076,470	367,269,422	—	(2,067,263,844)	273,407,354

Financial expenses	1,766,517,607	41,400,753	368,261,438	—	—	2,176,179,798
Less: Interest income	(31,544,430)	(23,492,898)	(3,078,058)	—	(2,038,856,745)	(2,096,972,131)
Exchange loss (gain)	13,926,759	—	3,941	—	(28,407,099)	(14,476,399)
Amortisation of loss arising from terminations of CCF Arrangements	202,034,431	—	552,395	—	—	202,586,826
Others	5,390,939	(831,385)	1,529,706	—	—	6,089,260
Operating profit (loss)	3,970,492,941	(416,363,137)	324,925,683	—	1,981,872,332	5,860,927,819
Add: Investment income	—	13,313,980	—	—	—	13,313,980
Non-operating revenue	12,768,705	26,038,135	457,768	—	—	39,264,608
Less: Non-operating expenses	82,438,064	699,306,991	2,019,591	—	30,623	783,795,269
Profit (loss) before taxation	3,900,823,582	(1,076,318,013)	323,363,860	—	1,981,841,709	5,129,711,138
Less: Income tax						920,220,076
Minority interests						2,538,971,160
Net profit						1,670,519,902
Total assets	65,321,583,245	11,358,340,737	17,086,714,416		34,186,516,701	127,953,155,099
Total liabilities	52,678,045,552	3,240,033,296	9,725,219,884		31,088,908	65,674,387,640

			Year ended 31 December 2000			
Description	GSM Business	Paging Business	Long Distance, Data and Internet Business	Elimination	Unallocated amounts	Total
Operating revenue	12,566,643,248	8,846,162,643	1,137,743,897	—	—	22,550,549,788
Usage fee	8,493,954,071	—	489,871,353	—	—	8,983,825,424
Monthly fee	2,560,602,062	8,331,823,394	7,450,872	—	—	10,899,876,328
Connection fee	527,283,939	68,232,862	—	—	—	595,516,801
Interconnection revenue	749,295,619	—	298,039,764	—	—	1,047,335,383
Leased lines rental	—	—	338,341,275	—	—	338,341,275
Other revenue	235,507,557	446,106,387	4,040,633	—	—	685,654,577
Total operating revenue from external customers	12,566,643,248	8,846,162,643	1,137,743,897	—	—	22,550,549,788
Inter-segment revenue	—	180,701,000	455,722,000	(636,423,000)	—	—
Total operating revenue	12,566,643,248	9,026,863,643	1,593,465,897	(636,423,000)	—	22,550,549,788
Operating expenses:	6,494,557,664	4,528,240,941	809,008,076	455,722,000	—	11,376,084,681
Less: Leased lines	591,135,499	761,039,096	261,670,569	455,722,000	—	1,158,123,164
Personnel	310,377,006	907,496,925	44,301,350	—	—	1,262,175,281
Depreciation and amortisation	3,497,078,587	1,623,004,188	264,967,038	—	—	5,385,049,813
Repairs & maintenance	291,273,410	307,873,590	32,310,236	—	—	631,457,236
Interconnection charges	1,268,574,121	—	111,067,549	—	—	1,379,641,670
Operating lease expenses	204,787,163	299,811,719	41,566,118	—	—	546,165,000

Others	331,331,878	629,015,423	53,125,216	—	—	1,013,472,517
Less: Business tax and surcharges	362,948,786	299,938,509	42,676,046	—	—	705,563,341
Transfer-out of connection fee	222,285,227	—	—	—	—	222,285,227
Profit from main operations	5,486,851,571	4,198,684,193	741,781,775	(180,701,000)	—	10,246,616,539
Add: Other operating income	690,436,349	1,272,026,625	862,179	—	—	1,963,325,153
Less: Other operating expenses	580,173,210	1,928,235,388	737,048	—	—	2,509,145,646
Selling and marketing expenses	1,395,020,902	979,496,505	319,199,771	180,701,000	—	2,513,016,178
General & administrative expenses	792,957,272	1,154,206,816	47,637,726	—	14,542,468	2,009,344,282
Financial expenses (income):	1,212,826,955	(18,153,178)	203,684,803	—	(1,599,391,449)	(201,032,869)
Financial expenses	1,149,432,000	—	204,314,000	—	—	1,353,746,000
Less: Interest income	(113,009,384)	(52,320,000)	(636,000)	—	(1,582,839,616)	(1,748,805,000)
Exchange loss (gain)	13,647,442	33,363,602	(46,108)	—	(16,084,252)	30,880,684
Amortisation of loss arising from terminations of CCF Arrangements	159,303,691	—	—	—	—	159,303,691
Others	3,453,206	803,220	52,911	—	(467,581)	3,841,756
Operating profit	2,196,309,581	1,426,925,287	171,384,606	—	1,584,848,981	5,379,468,455
Add: Investment income	—	49,959,328	—	—	—	49,959,328
Non-operating revenue	10,002,954	51,379,624	245	—	—	61,382,823
Less: Non-operating expenses	48,623,279	114,824,913	838,838	—	—	164,287,030
Profit before taxation	2,157,689,256	1,413,439,326	170,546,013	—	1,584,848,981	5,326,523,576
Less: Income tax						1,509,446,348
Minority interests						2,264,329,309
Net profit						1,552,747,919
Total assets	42,614,472,375	14,613,023,811	8,793,372,557		46,863,361,044	112,884,229,787
Total liabilities	41,629,011,076	5,286,068,541	7,764,206,876		7,846,842	54,687,133,335

	Year ended 31 December 1999			
Description	**GSM Business**	**Paging Business**	**Long Distance, Data and Internet Business**	**Total**
Operating revenue	5,489,051,156	9,364,635,897	83,223,242	14,936,910,295
Usage fee	3,280,454,302	—	83,223,242	3,363,677,544
Monthly fee	1,149,378,222	9,213,884,300	—	10,363,262,522
Connection fee	720,742,703	97,084,294	—	817,826,997
Interconnection revenue	207,977,552	—	—	207,977,552

Leased lines rental	—	—	—	—
Other revenue	130,498,377	53,667,303	—	184,165,680
Total operating revenue from external customers	5,489,051,156	9,364,635,897	83,223,242	14,936,910,295
Inter-segment revenue	—	—	—	—
Total operating revenue	5,489,051,156	9,364,635,897	83,223,242	14,936,910,295
Operating expenses:	3,634,780,212	4,706,025,798	52,388,833	8,393,194,843
Less: Leased lines	52,258,828	1,014,600,182	32,391,520	1,099,250,530
Personnel	244,479,625	960,188,637	262,766	1,204,931,028
Depreciation and amortisation	2,279,719,447	1,553,106,531	3,464,441	3,836,290,419
Repairs & maintenance	54,856,502	323,578,943	—	378,435,445
Interconnection charges	693,089,588	—	—	693,089,588
Operating lease expenses	182,804,060	267,978,688	15,710,252	466,493,000
Others	127,572,162	586,572,817	559,854	714,704,833
Less: Business tax and surcharges	184,249,657	317,232,115	4,064,760	505,546,532
Transfer-out of connection fee	676,049,447	—	—	676,049,447
Profit from main operations	993,971,840	4,341,377,984	26,769,649	5,362,119,473
Add: Other operating income	134,460,719	2,585,629,514	74	2,720,090,307
Less: Other operating expenses	94,200,096	2,952,862,993	—	3,047,063,089
Selling and marketing expenses	738,665,517	804,347,497	1,113,550	1,544,126,564
General & administrative expenses	423,796,013	1,261,386,633	1,533,682	1,686,716,328
Financial expenses (income):	797,135,933	(74,309,224)	42,499	722,869,208
Financial expenses	808,764,000	—	42,000	808,806,000
Less: Interest income	(12,475,000)	(93,120,000)	—	(105,595,000)
Exchange loss (gain)	846,933	17,383,192	(4,455)	18,225,670
Amortisation of loss arising from *terminations of CCF Arrangements*	—	—	—	—
Others	—	1,427,584	4,954	1,432,538
Operating (loss) profit	(925,365,000)	1,982,719,599	24,079,992	1,081,434,591
Add: Investment income	—	16,509,146	—	16,509,146
Non-operating revenue	1,516,947	28,102,503	—	29,619,450
Less: Non-operating expenses	2,762,492	198,925,990	93,214	201,781,696
(Loss) profit before taxation	(926,610,545)	1,828,405,258	23,986,778	925,781,491
Less: Income tax				474,362,149
Minority interests				411,628,815
Net profit				39,790,527
Total assets	25,450,260,247	17,086,324,932	2,581,630,472	45,118,215,651
Total liabilities	25,410,227,151	6,772,685,511	1,848,859,603	34,031,772,265

The Directors have been informed that the A Share Company has prepared the financial statements, of the A Share Company and its subsidiaries as included in the A Share Prospectus, under PRC GAAP which differ in certain aspects from the accounting principles generally accepted in Hong Kong ("HK GAAP"). The differences in net profit and net assets between the A Share Company and the Company as extracted from the A Share Prospectus were summarised as follows:

(Expressed in Renminbi)

		Net Profit			
		Six months ended 30 June	Years ended 31 December		
Description	Note	2002	2001	2000	1999
Net profit of the A Share Company under PRC GAAP		923,233,114	1,670,519,902	1,552,747,919	39,790,527
Less: Amortisation of long-term equity investment difference		1,919,662	—	—	—
Subtotal		921,313,452	1,670,519,902	1,552,747,919	39,790,527
Percentage of shareholding in the Company		39.51%	39.51%	42.05%	51.00%
Net profit of the Company under PRC GAAP		2,331,866,478	4,228,126,005	3,692,297,696	78,020,640
Increase (decrease) of net profit due to adjustments for HK GAAP:					
- Adjustment on depreciation arising from the change of estimated useful lives of fixed assets	(1)	(87,401,214)	(127,140,185)	(104,426,929)	453,471,259
- Recognition of loss arising from terminations of CCF Arrangements under HK GAAP	(2)	101,293,413	202,586,826	(1,034,534,158)	(224,269,930)
- Adjustment on depreciation relating to the non-recognition of the PRC revaluation of fixed assets	(3)	(9,155,488)	(17,743,245)	6,186,798	24,711,497
- Adjustment on depreciation relating to the revaluation of land and buildings as at 31 March 2000 under HK GAAP	(4)	(2,063,275)	(1,134,561)	(29,952,008)	—
- Adjustment on supplementary pension benefits of retired employees	(5)	—	22,019,812	55,932,587	56,324,211
- Amortisation of housing loss over the estimated service period of employees	(6)	(3,966,650)	(8,168,601)	(16,407,171)	(61,514,394)
- *Provision for special monetary housing subsidies*	(6)	(170,570,293)	(88,910,558)	—	—
- Adjustment on deferred taxation under HK GAAP	(7)	(25,518,007)	(120,916,046)	404,476,694	(81,296,536)
- Adjustment on additional interest capitalisation and the related depreciation	(9)	90,604,699	269,031,827	—	—
- Adjustment on amortisation of goodwill	(10)	3,676,820	17,117,862	(19,492,238)	(19,492,238)
- Adjustment on provision for impairment loss of intangible assets	(11)	—	41,498,928	—	—
- Adjustment on the transfer-out of connection fee	(12)	—	—	222,285,227	676,049,447
- Others		22,763,078	40,392,715	57,685,644	(62,856,473)
Subtotal of adjustments		(80,336,917)	228,634,774	(458,245,554)	761,126,843
Net profit of the Company under HK GAAP		2,251,529,561	4,456,760,779	3,234,052,142	839,147,483

Since the Company completed its initial public offering in June 2000, the proforma percentage shareholding of the Company held by A Share Company changed from 51.00% to 39.51%, accordingly and the net profit under PRC GAAP was based on the different percentages of shareholding held by A Share Company before and after the initial public offering during 2000.

Description	Note	Net Assets as at 30 June 2002	31 December 2001	31 December 2000	31 December 1999
Net assets of the A Share Company under PRC GAAP		25,116,928,378	24,259,547,281	22,644,541,546	4,320,510,549
Adjustments for:					
Less: Capital injected by minority shareholders		4,000,000	4,000,000	—	—
Add: Amortisation of consolidation difference of long-term equity investment		36,473,584	38,393,246	—	—
Sub-total		25,149,401,962	24,293,940,527	22,644,541,546	4,320,510,549
Percentage of shareholding in the Company		39.51%	39.51%	39.51%	51.00%
Net assets of the Company under PRC GAAP		63,653,740,625	61,488,547,182	57,313,878,733	8,471,589,310
Increase (decrease) of net assets due to adjustments for HK GAAP:					
- Adjustment on depreciation arising from the change of estimated useful lives of fixed assets	(1)	502,107,377	589,508,591	716,648,776	821,075,705
- Recognition of loss arising from terminations of CCF Arrangements under HK GAAP	(2)	(954,923,849)	(1,056,217,262)	(1,258,804,088)	(224,269,930)
- Non-recognition of the PRC revaluation of fixed assets	(3)	(33,489,924)	(33,489,924)	(33,489,924)	(205,461,897)
- Adjustment on depreciation relating to the non-recognition of the PRC revaluation of fixed assets	(3)	11,117,349	20,272,837	38,016,082	31,829,284
- Adjustment on the revaluation of land and buildings as at 31 March 2000 under HK GAAP	(4)	146,673,664	148,736,939	149,871,500	—
- Adjustment on supplementary pension benefits of retired employees	(5)	(28,265,520)	(28,265,520)	(50,285,332)	(106,217,919)
- Adjustment of housing turnover fund to retained profits under PRC GAAP	(6)	174,160,015	174,160,015	174,160,015	—
- Amortisation of housing loss over the estimated service period of employees	(6)	(115,063,018)	(111,096,368)	(102,927,767)	(86,520,596)
- Adjustment on deferred taxation under HK GAAP	(7)	95,315,100	120,833,107	241,749,153	(162,727,540)
- Gains arising from the disposal of interests in subsidiaries	(8)	29,046,084	29,046,084	29,046,084	29,046,084
- Adjustment on additional interest capitalisation and the related depreciation	(9)	359,636,526	269,031,827	—	—
- Adjustment on amortisation of goodwill	(10)	(27,935,913)	(31,612,733)	(48,730,595)	(29,238,357)
- Adjustment on provision for impairment loss of intangible assets	(11)	41,498,928	41,498,928	—	—
- Others		79,076,083	60,210,264	55,270,557	(758,114)
Subtotal of adjustments		278,952,902	192,616,785	(89,475,539)	66,756,720
Net assets of the Company under HK GAAP		63,932,693,527	61,681,163,967	57,224,403,194	8,538,346,030

Notes:

(1) **Adjustment on depreciation arising from the change of estimated useful lives of fixed assets**

Since 1 January 2000, pursuant to the relevant government approval, CUCL has restated the depreciation lives of certain fixed assets based on a realistic assessment of their estimated useful lives. For certain types of fixed assets, their estimated useful lives were revised from 4 - 6 years to 7 years under PRC GAAP. Such change of accounting estimates was effective from 1 January 2000 and has been applied prospectively in the financial statements prepared under PRC GAAP. Under HK GAAP, these fixed assets have been consistently depreciated over the estimated useful lives of 7 years.

(2) **Recognition of loss arising from terminations of CCF Arrangements**

Under PRC GAAP, according to the relevant approval from the Ministry of Finance, the loss arising from terminations of CCF Arrangements has been capitalised as long-term deferred expenditures and is amortised using the straight-line method over a period of 7 years starting from 2000. The related amortisation charge has been treated as financial expense in the income statement. Under HK GAAP, the loss arising from terminations of CCF Arrangements is charged to the income statement as incurred.

(3) **Non-recognition of PRC revaluation and adjustment on the related depreciation under PRC GAAP**

Under the restructuring for the initial public offering of the Company's shares and ADRs, certain fixed assets of CUCL have been subject to revaluations, including the revaluations undertaken during the transfer of Guoxin Paging from China Telecom in 1998 and during the injection of the relevant telecommunications businesses into CUCL upon its establishment in 1999. Such revaluations of fixed assets were carried out by independent asset valuers registered in the PRC in accordance with the prevailing rules and regulations applicable in the PRC. Under PRC GAAP, these fixed assets are stated at the revalued amounts and the depreciation is calculated based on the appraised value. Under HK GAAP, the related fixed assets are stated at historical costs which are then used as the basis for depreciation.

(4) **Adjustment on the revaluation of land and buildings under HK GAAP**

During the initial public offering of the Company, land and buildings of CUCL as at 31 March 2000 have been revalued by registered property valuers in Hong Kong using the replacement cost or open market value approach. Under PRC GAAP, this revaluation is not recognised. Under HK GAAP, these land and buildings are stated at the revalued amounts and the depreciation is provided thereon. Revaluation deficit has been charged directly to the income statement.

(5) **Adjustment on supplementary pension benefits of retired employees**

Prior to the establishment of Guoxin Paging, the employees of the paging business had joined a defined benefit supplementary pension scheme managed by China Telecom. Upon the establishment of Guoxin Paging, China Telecom agreed to take up the pension liabilities under this supplementary pension scheme for the employees who had worked for the paging business before their retirement in China Telecom prior to 31 May 1998. In return, Guoxin Paging agreed to settle with China Telecom for the estimated future pension liabilities of the retirees as at 31 May 1998. According to the relevant agreements, the settlement amount of this supplementary pension benefits payable by Guoxin Paging was calculated based on the past service period of the retirees and the welfare standards of the local provinces, payment period not exceeding 18 years.

Under HK GAAP, the aforementioned pension costs has been accrued and charged to the income statement during the past service period of these retirees. Under PRC GAAP, CUCL has recognised such pension costs as a period expense when the obligation for settlement arose.

(6) **Adjustment on housing turnover fund and recognition of special monetary housing subsidies**

Prior to 2001, CUCL sold staff quarters to qualified employees and the subsidies incurred on the sale of such staff quarters represented the difference between the purchase costs of those staff quarters and the amount of payment actually received from the employees. Under HK GAAP, the subsidies incurred on the sale of these staff quarters has been capitalised as long-term deferred expenditures that are amortised to the income statement on a straight-line basis over the estimated future service periods of the participating employees.

Under PRC GAAP, the subsidies incurred on the sale of staff quarters have originally been recorded as the debit balance of the housing turnover fund (a liability account). According to the circulars of Caiqi [2000] 295 "The Notice of the Accounting Treatment for the Enterprise Housing Reform" (the "Notice") and Caiqi [2000] 878 "The Supplemental Notice of the Accounting Treatment for the Enterprise Housing Reform" and the related regulations issued by the Ministry of Finance as at 6 September 2000, CUCL has abolished the housing turnover fund accounting policy in 2000 and the carrying debit balance of the fund as at 6 September 2000 was adjusted to the opening retained profits as at 1 January 2000. After the issuance of the Notice in 2000, any subsidies incurred on the sale of staff quarters is to be charged directly to the income statement.

In addition, CUCL has finalised its special monetary housing benefit scheme in 2001. Under PRC GAAP, the distributions of these monetary housing subsidies were charged to the opening retained profits of the period concerned as incurred, in accordance with the accounting treatment for a one-off monetary housing compensation as described in the Notice. Under HK GAAP, these subsidies are regarded as staff costs, which are accrued and charged to the income statement when such obligation arises.

(7) **Adjustment on deferred taxation under HK GAAP**

Under PRC GAAP, CUCL adopts the liability method to account for deferred taxation. Under HK GAAP, deferred taxation is also provided, using the liability method, in respect of temporary differences between income as computed for taxation purpose and income as stated in the income statement. However, deferred taxation as stated in the financial statements prepared under HK GAAP is different from that under PRC GAAP due to the existence of adjustments applicable only under HK GAAP (mainly represented the recognition of the loss arising from terminations of CCF Arrangements).

(8) **Gains arising from the disposal of interests in subsidiaries**

Upon its restructuring as at 31 May 1998, certain minority shareholders injected cash as their capital contributions in Guoxin Paging. CUCL's share of the increase of net assets after the above capital injections has been accounted for as gains on disposal of interests in subsidiaries by CUCL under HK GAAP upon consolidation. Under PRC GAAP, such increase of CUCL's share of net assets in subsidiaries has been accounted for as an increase of capital reserve.

(9) **Adjustment on interest capitalisation and the related impact on depreciation**

Under PRC GAAP, interest capitalisation is limited only to interest costs incurred on specific borrowings used directly for the acquisition, construction or production of an asset. Under HK GAAP, other than specific borrowings, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the qualifying expenditures of that asset. As a result, there are differences in the amount of interest capitalisation and the related impact on depreciation of fixed assets between PRC GAAP and HK GAAP.

(10) **Adjustment on the amortisation of goodwill**

Under HK GAAP, goodwill is amortised on a straight-line basis over the beneficial period of 5 to 7 years. Under PRC GAAP, such goodwill was originally amortised over 10 years using the straight-line method in 1999 and 2000. But in 2001, CUCL revised this accounting estimate under PRC GAAP to amortise the then carrying amount of goodwill over its remaining beneficial period (3 to 5 years) in order to be consistent with the accounting estimate under HK GAAP. This change of accounting estimates is applied prospectively from 2001 onwards in the financial statements prepared under PRC GAAP.

(11) **Adjustment on the provision for impairment loss of intangible assets**

In accordance with PRC GAAP and HK GAAP, regular assessments should be undertaken to determine whether there is any indication that the carrying amount of an asset may not be recoverable as at each period end. If such an indication exists, the carrying amount of the assets should be written down to its recoverable amount which is estimated using the present value of estimated future cash flows expected to arise from the continuing use of an asset. An impairment loss is recognised when the carrying amount of an asset exceeds its recoverable amount. Due to the differences between the valuation of goodwill and their estimated useful lives between PRC GAAP and HK GAAP, the amounts of provision for impairment loss also differ.

(12) **Adjustment on the transfer-out of connection fee**

Under PRC GAAP, connection fee is firstly recognised as revenue and subsequently recorded as a transfer-out of revenue upon submission of the amounts to the state finance bureau, and then recorded as an increase of equity upon refund. Under HK GAAP, connection fee has always been recognised as revenue since it is earned from the activation of telecommunications service for subscribers.

3. INFORMATION EXTRACTED FROM THE A SHARE PROSPECTUS RELATING TO THE A SHARE OFFERING

A. General Information of the A Share Offering

Type of shares:	RMB denominated ordinary shares
Par value:	RMB1.00 per A Share
Number of A Shares to be issued:	5 billion A Shares, representing 25.3851% of the total share capital of the A Share Company following the A Share Offering
Offer Price:	RMB 2.3 per A Share
Price-earnings multiple:	20.23 times (fully diluted). Based on the audited net profit of the A Share Company for 2001 in the amount of RMB1,670,519,902 divided by the total share capital of 14,696,596,395 shares as at the end of 2001, the price-earnings multiple (fully diluted) is 20.23 times.
Net assets per share before the A Share Offering:	RMB 1.71 (audited figure as of 30 June 2002)
Net assets per share after the A Share Offering:	RMB 1.85
Offering method:	A combination of placement to legal person investors off-line and on-line allocations and offering to investors in the secondary market at a fixed price
Target investors:	Qualified investors who can invest in shares pursuant to applicable laws
Underwriting arrangement:	To be fully underwritten by an underwriting syndicate organised by the China International Capital Corporation
Total amount expected to be raised:	RMB 11.5 billion (before deducting offering costs)
Estimated costs of the offering:	RMB 239,846,000
Lead underwriter:	China International Capital Corporation

B. **Use of Proceeds and Reasons for the A Share Offering**

According to the A Share Prospectus, the A Share Company expects to raise RMB 11.5 billion through the new issue of 5 billion A Shares with net proceeds of RMB 11.26 billion. All of the net proceeds from the A Share Offering, less offering costs, will be used to acquire an equity interest in Unicom BVI held by Unicom Group. The purchase price of such equity interest shall be the corresponding audited net book value of Unicom BVI as of 30 June 2002. Upon completion of the A Share Offering and the acquisition, the A Share Company's equity interest in Unicom BVI will be increased to 73.83%. Based on the audited net profit of the A Share Company for 2001, the 2001 net profit corresponding to such portion of equity is RMB2,418,464,594, the total share capital will be 19,696,596,395 shares and the price-earnings multiple will be 18.73 times upon the completion of the current A Share Offering.

The shareholding structure of the A Share Company and the promoters after completion of the A Share Offering and the acquisition of an equity interest in Unicom BVI as extracted from the A Share Prospectus is as follows:



Unicom Group
Domestic public shareholders
4 other promoters
total 0.0132%
74.6017%
25.3851%
A Share Company
26.17%
73.83%
Unicom BVI
Overseas public shareholders
77.47%
22.53%
The Company
100%
CUCL

According to the A Share Prospectus, Unicom Group will inject all the aforementioned net proceeds into Unicom New Horizon through an increase of registered capital for the construction of the CDMA network. The A Share Company, Unicom Group and Unicom New Horizon entered into an Equity Purchase and Capital Increase Agreement on 17 March 2002 and Supplemental Agreement to the Equity Purchase and Capital Increase Agreement on 22 August 2002, setting out the obligations of each party in respect of the acquisition and capital increase as well as the timing of performance.

CUCL entered into the CDMA Lease Agreement with Unicom New Horizon and Unicom Group pursuant to which CUCL shall lease from Unicom New Horizon CDMA network capacity in 12 Provinces and has the exclusive right to operate CDMA business in such 12 Provinces. At the same time, Unicom New Horizon has granted CUCL an option to acquire its CDMA network assets.

C. **Shareholding Structure Before and After the A Share Offering**

	Before the A Share Offering		**After the A Share Offering**	
	Number of Shares *('000)*	**Percentage**	**Number of Shares** *('000)*	**Percentage**
State-owned legal person shares				
- Unicom Group	14,693,996	99.9823088%	14,693,996	74.6017%
- Unicom Paging	650	0.0044228%	650	0.0033%
- Unicom Xingye	650	0.0044228%	650	0.0033%
- Beijing Unicom Xingye	650	0.0044228%	650	0.0033%
- Unicom Import & Export	650	0.0044228%	650	0.0033%
Public shares	0	0%	5,000,000	25.3851%
Total	14,696,596	100%	19,696,596	100%

D. **Expected Timetable of the A Share Offering**

Publication of the announcement in China:	17 September 2002
Off-line application for subscription:	17 September 2002 - 19 September 2002
Date of application for placing based on market value:	20 September 2002
Expected date of commencement of trading:	Trading on the Shanghai Stock Exchange will commence promptly after completion of the A Share Offering

E. **Risk Factors relating to the A Share Offering**

Set out below are certain risk factors extracted from the A Share Prospectus relating to the Group which set out the views of the A Share Company in respect of certain matters affecting the Group.

(1) **Market Risks**

(i) *Risks relating to the cellular market*

- China's cellular market may not be able to maintain its current growth rate going forward and market competition may continue to intensify

  China's cellular market has experienced rapid growth in recent years. As at the end of 2001, there were 144,800,000 subscribers with a compounded growth rate of 83.0% over three years. CUCL's market share increased from 14.2% as at the end of 1999 to 28.5% as at the end of 2001. CUCL's market share for new subscribers was 37.2% as at the end of 2001. As at the end of 2001, China's cellular penetration rate was approximately 11.2%, still some way behind developed countries. The cellular market in China has significant potential for future growth. However, the rate of growth may slow down following a period of increase in cellular subscribers and penetration rate. Further, as a result of China's accession to WTO and the gradual deregulation of China's telecommunications industry, market competition may intensify which may, in turn, slow down the growth of CUCL's market share or increase the cost of acquiring new subscribers. As a result, CUCL's business operations and financial position may be adversely affected.

Solutions: In order to deal with intensifying competition in the cellular market, CUCL will seek to enhance subscriber loyalty and improve its competitiveness through the following: (1) enhance network quality through various effective measures and develop integrated telecommunications business by leveraging on the unique resource-shared comprehensive business network platform; (2) emphasise on the development of its cellular data business and other cellular value-added businesses and identify new growth areas; (3) fully utilise the technological advantages of the CDMA network to provide high quality and diversified services; (4) utilise the technical flexibility brought about by the simultaneous operation of the GSM and CDMA networks to select the best timing and method to migrate to third generation cellular technology at a lower cost, thus creating a competitive edge for itself.

- The CDMA market is still subject to development

CUCL's CDMA business is of crucial importance to its future development. CDMA is a new product in China's cellular market and market recognition and acceptance take time, particularly where GSM services have already developed a large customer base. Notwithstanding that CDMA has already developed into an advanced and mature technology in many countries, the technological advantages of CDMA can only be gradually utilised because CUCL has only recently commenced its CDMA services. In addition, international roaming of CUCL's CDMA services will encounter difficulties as CDMA services are not available in certain countries and regions. These factors may affect CUCL's ability to develop a large market for its CDMA services within a short period of time which may, in turn, affect CUCL's profitability.

Unicom New Horizon, a wholly owned subsidiary of Unicom Group, is responsible for the construction of CDMA network. According to the relevant feasibility report prepared by Unicom New Horizon, the capacity of the first phase of the nationwide CDMA network is 15.15 million subscribers, and the capital expenditure budget is RMB24 billion. The first phase of CDMA network was fully completed at the end of 2001, with a network capacity of 15.81 million subscribers and capital expenditure of approximately RMB20.9 billion, according to the preliminary budget and settlement account of the project. Pursuant to the CDMA Lease Agreement, CUCL has begun to lease part of the CDMA network capacity from Unicom New Horizon in 12 Provinces since 8 January 2002 and enjoys the exclusive right to operate CDMA services in 12 Provinces. Unicom New Horizon has granted to CUCL an option to acquire the CDMA network. Since the launch of CDMA services in January 2002, the number of CUCL's CDMA subscribers has been growing, even though this number remains relatively small. As of 30 June 2002, there were 936,000 CDMA subscribers. Revenue from CDMA business for the six months ended 30 June 2002 was RMB367.75 million, with a loss of RMB600.70 million. It is uncertain whether CUCL's CDMA subscriber development and profits can reach their expected targets in 2002.

Solutions: (1) develop a favourable market image by leveraging the technological advantages of CDMA and providing high quality CDMA services; (2) adopt differentiated marketing strategies to meet different market demands and suit the different characteristics of GSM and CDMA services: CDMA services will focus on medium and high end subscribers whilst at the same time taking care of the mass market, and GSM services will focus on the mass market whilst actively attracting medium and high end subscribers; (3) in conjunction with the completion of the upgrading of the first phase of Unicom Group's CDMA network and construction of the second phase of its CDMA 1X network, undertake a nationwide launch of medium and high speed cellular data services based on CDMA 1X technology; and (4) develop CDMA/GSM dual-frequency handsets in order to improve CDMA roaming services.

In addition, CUCL leases CDMA network capacity and operates CDMA services in accordance with the CDMA Lease Agreement. This arrangement should enable CUCL to benefit from future growth of the CDMA business, while at the same time reduce the risks involved in operating the CDMA business.

- The churn rate of CUCL's cellular services is showing signs of increase

The churn rates of CUCL's cellular services in 1999, 2000, 2001 and the first six months of 2002 were 11.0%, 9.5%, 16.3% and 11.8% respectively. The main reasons for such increase are intensifying competition, cancellation of the connection fee and introduction of pre-paid services. The cancellation of the connection fee has reduced subscribers' cost of switching between network operators. The introduction of pre-paid services has allowed subscribers to switch between post-paid services and pre-paid services. These factors may affect CUCL's market share or its net unit cost of acquiring new subscribers.

Solutions: (1) enhance network optimization work and network quality; (2) actively develop new business areas to satisfy different demands of subscribers; (3) increase service contents and enhance customer satisfaction; (4) strengthen the management of service quality, increase service standard and nurture subscriber loyalty.

(ii) *Risks relating to the paging market*

The paging industry in China has experienced contraction in recent years as a result of its substitution by cellular and other telecommunications services. At the same time, intensified competition has resulted in lower tariffs. These factors have affected revenues and profits from the paging business. Set out below is the main operating and financial data relating to the paging business:

	As of 31 December or the year ended thereon			As of 30 June or the six months ended thereon
	1999	**2000**	**2001**	**2002**
Paging subscribers (million)	43.5	44.5	32.9	23.7
Revenue from paging principal business (RMB100,000,000)	93.7	88.5	45.0	12.7
Average revenue per subscriber per month (RMB)	18.3	15.3	9.4	7.2
Profits from paging business before tax (RMB100,000,000)	18.3	14.1	-10.8	-1.8

Note: Revenue from paging principal business set out above is the income derived from external subscribers (not including income from transactions between segments within the Company).

If the number of paging subscribers and the monthly average revenue per subscriber for paging subscribers continues to decline going forward, revenue from the paging business will further decline. At the same time, the fixed assets of the paging business will generate a significant depreciation charge, which may result in a decrease in the profits of the paging business.

Paging services adopt a low-cost broadcasting mode of transmission, which has advantages in the development of broadcasting type data transmission that other technologies cannot replace. Although the decline in the tariffs of cellular services may increase the likelihood that the paging business will be replaced, the price differential between cellular and paging services is still considerable and can satisfy the demands of different market segments. The A Share Company believes that the paging business still has room for survival and development in the next few years and the number of paging subscribers will remain a stable subscriber group. Moreover, the rapid development of cellular telecommunications, international and domestic long distance telecommunications, data telecommunications and Internet services will result in the paging business becoming a smaller constituent of the integrated telecommunications business as a whole. Revenue from paging services (excluding sales of paging-related telecommunications products) in the A Share Company's principal business reduced from 62.7% in 1999 to 39.2% in 2000 and to 15.5% in 2001 and 7.3% in the first six months of 2002.

Solutions: (1) CUCL will develop new growth areas such as information paging, call centre and virtual paging services as new growth areas while maintaining a stable revenue from traditional paging business; (2) leverage the advantage of being an integrated service provider to develop "paging-cellular bundled services" ("兩網通") and other integrated services so as to accelerate the simultaneous growth of different businesses; (3) improve its network utilisation rate to generate more revenue through merging other paging operators' subscribers at low or no cost; (4) reduce operating cost by restructuring network composition and improving labour allocation; (5) strictly control capital expenditure.

(iii) *Risks relating to the international and domestic long distance telecommunications market*

In recent years, international and domestic long distance services have seen steady growth along with China's continued economic development. In 2001, the outgoing long distance calling time in China was 83.26 billion minutes. There are currently four domestic telecommunications operators with a PSTN long distance operating licence and six domestic telecommunications operators providing IP telephony services. In addition, as a result of the gradual deregulation of the telecommunications industry, CUCL's long distance services will face intensified competition which may have an adverse effect on CUCL's operating results and financial position.

Solutions: (1) fully utilise the nationwide broadband, high-performance centralised integrated business network platform to provide unique integrated services; (2) increase cooperation with key foreign major telecommunications operators to increase its share of the international long distance market; (3) take full advantage of the low cost of CUCL's integrated network platform to enhance competitiveness in the market.

(iv) *Risks relating to the data communications and the Internet market*

Data telecommunications and the Internet are the most rapidly developing business segments and technologies in the telecommunications industry.

CUCL's existing networks are advanced, centralised, integrated and secure, and have international and domestic roaming capability, allowing CUCL to provide low-price and diversified "one-stop" services. However, due to the relative volatility in the Internet industry, many Internet enterprises are still trying to identify the successful business model. In addition, China's data usage level is relatively low since data services based on network platforms are yet to develop. These factors may create certain risks to CUCL's data telecommunications and Internet services.

Solutions: CUCL will (1) focus on cooperation with international telecommunications operators and other industries to introduce a successful business model; (2) quickly enhance CUCL market position and improve subscriber stability and loyalty by adopting a corporate client policy.

(2) **Risks relating to Business Operations**

(i) *Risks relating to cellular services*

- Risks associated with the simultaneous provision of GSM and CDMA services

China's cellular telecommunications market has enormous potential. The cellular subscriber market is characterised by diversification and distinctiveness, which provide the conditions for CUCL to provide both CDMA and GSM services simultaneously. However, failure to coordinate the market positioning of these two services in CUCL's sales and marketing efforts may result in competition arising between them. Further failure to take account of the different needs of the two services in terms of technological development, network operation and personnel management may affect their operating efficiency.

Solutions: (1) combine the technological features of the two networks in CUCL's sales and marketing efforts, and identify the different market positioning of the services in a segmented market: CDMA services will focus on high and medium end subscribers whilst also taking care of the mass market, and GSM services will focus on the mass market whilst actively acquiring high and medium end subscribers; (2) fully utilise the technological flexibility from operating two networks at the same time and select the optimal way to migrate from second generation to third generation cellular technology; (3) in relation to network management, reduce construction and operating costs by centralising the management of the two networks and allocation of network resources, as the requirements for cellular network composition and network operation, maintenance and management are basically identical.

In the opinion of the lead underwriter of the A Share Offering, no false records, misleading statements or material omissions were found during the due diligence process relating to the disclosure of the risks involved in the simultaneous provision of the CDMA and GSM services.

- Operating risks relating to the market positioning of CDMA services

CUCL will target CDMA services at the high and medium end market while also taking care of the mass market in accordance with the segmentation of the market. This market positioning is key to the success of the CDMA business. As new cellular subscribers are mainly individual subscribers from the mass market, the newly launched CDMA services will face a significant challenge in developing high and medium end subscribers.

Solutions: (1) fully utilise the technological advantages of the CDMA services, namely high voice quality, low drop-call rate, high security, low handset radiation, enhanced data transmission capacity, to attract high and medium end subscribers and build the largest and best CDMA network in the world in order to achieve the objective of being a leader in terms of network size, network quality, service quality and business capability; (2) undertake a nationwide launch of high and medium speed cellular data services based on CDMA 1X technology following the upgrading of the first phase of Unicom Group's CDMA network and construction of the second phase of the CDMA 1X network; (3) facilitate the development of CDMA/GSM dual-frequency handsets and improve CDMA roaming services.

As of 30 June 2002, the CDMA network capacity leased by CUCL was 4 million subscribers. For the six months ended 30 June 2002, the leasing fee of the CDMA network capacity leased by CUCL was approximately RMB370 million. As of 30 June 2002, CUCL had 936,000 CDMA subscribers. CUCL has encountered a number of issues in its market development process, namely:

— as handset manufacturers had underestimated the speedy construction and commencement of operation of the CDMA network, and a certain operational lead time is required to establish joint venture plants for the manufacture of handsets, the production of handsets has suffered delays resulting in an inadequate supply of appropriate handsets and higher pricing of handsets;

— network coverage and enhancement need to be improved in urban and rural areas throughout China, particularly inside large and mid-sized buildings and public areas in large cities;

— the introduction of new technology and new services, as well as the development of a new brand and a new market requires time and process.

CUCL has actively taken a series of measures to deal with the above issues, as follows:

— to strengthen coordination of the supply value chain of handsets, to strengthen cooperation with handset manufacturers and distributors, to increase handset supply, to further reduce handset price, reduce handset sales layers and reduce cost of sales;

— to focus on network construction and optimisation, to actively accelerate the upgrading and capacity expansion of the CDMA 1X network, to raise network technology level and coverage, to comprehensively improve CDMA network quality;

— to continue the strengthening of business development and promotion, particularly to focus on the launch of new services based on CDMA 1X technology, such as speedy access to Internet, image transmission from handsets, so as to differentiate CDMA services from GSM and GPRS;

— to further strengthen the development of CDMA sales channels, to encourage distributors to participate in CDMA business operations, to establish an extensive and far-reaching social sales team and to implement one-to-one direct sales and service.

- Risks associated with operating the CDMA network through leasing

  CUCL does not own a CDMA network but operates its CDMA services through leasing arrangements provided by the CDMA Lease Agreement. Pursuant to the provisions of the CDMA Lease Agreement, Unicom New Horizon has the right to unilaterally terminate the CDMA Lease Agreement after giving prior written notice to terminate the agreement or if CUCL has committed a material breach of the agreement. If Unicom New Horizon terminates the CDMA Lease Agreement on the ground that CUCL has committed a material breach of the agreement or otherwise, CUCL will not be able to continue to operate its CDMA business. In addition, the term of lease under the CDMA Lease Agreement is one year. CUCL faces certain renewal risks upon expiration of the term of lease.

  Solutions: In relation to the above risk of breaching the CDMA Lease Agreement, as Unicom Group is CUCL's ultimate parent company, Unicom Group has undertaken in the Reorganisation agreement dated 21 April 2000 (the ***Reorganisation Agreement***) that it will not undertake any act or omission that may have an adverse effect on CUCL's business. The above undertaking is legally binding on Unicom Group.

(ii) *Operating risks relating to international and domestic long distance, data and Internet services*

CUCL's international and domestic long distance, data and Internet services have basically achieved nationwide coverage. As of 30 June 2002, CUCL's optical fibre transmission network extended over 410,000 km and to 319 cities. PSTN long distance and IP telephony services have been activated in 321 and 337 cities, respectively. Data services have been activated in 297 cities. Internet dial-in and private line services have been activated in 299 and 271 cities respectively. Since most of the above services were activated after 2000, they are still in the initial stage of development with a relatively small market share, notwithstanding their rapid growth. If CUCL cannot achieve sufficient market share within a certain timeframe, its operating results will be affected by the intense market competition.

Solutions: (1) fully utilise the advantages of its integrated and nationwide network coverage and actively develop cross-regional integrated services; (2) actively carry out the corporate client policy and enhance group customer services through the "10,000 Office Building Connection Project" ("萬棟樓工程") and other network access construction and further expand its market through group customer oriented direct sales teams; (3) fully utilise its own retail outlets throughout the country and the retail outlets of state post offices and other distribution outlets to develop mass market in relation to CUCL's retail business.

(iii) *Revenue and profits will be affected and further provision for impairment loss of assets may be necessary if CUCL's paging business further declines*

In 2001, CUCL's paging services lost subscribers in a number of provinces, suffered a decline in revenue and incurred operating losses, and the recoverable amount determined on the basis of projected future cash flow of the paging assets (including telecommunications equipment and business-related goodwill) was lower than book value. Accordingly, CUCL made a provision for asset devaluation in respect of the difference of approximately RMB450,000,000 and RMB190,000,000 for paging fixed assets and related intangible assets (goodwill), respectively, in a number of provinces for the year ended 31 December 2001 and charged this amount to the income statement for that year. As of 31 December 2001, total paging fixed assets amounted to RMB8.11 billion (including RMB1,000,000,000 construction-in-progress and construction materials) after making the above provision.

Following a review by the directors of the A Share Company of the actual results of the paging business during the first six months of 2002 and taking into account the additional cash flow that may be generated by new businesses and the impact of taking further effective cost-saving measures and on the basis of currently available information and the current condition of assets, the directors of the A Share Company consider that no additional provision for impairment loss of assets was needed to be made for the fixed assets of the paging business and construction-in-progress of the paging business as of 30 June 2002.

The directors of the A Share Company consider that as the assumptions and estimates made by the management of the A Share Company were made on the basis of certain conditions, actual results may be different from these assumptions. If these assumptions and estimates change significantly in the future, the A Share Company may need to make an additional asset devaluation provision, which may not have any impact on CUCL's operating cash flow, but may affect its profits.

Solutions: CUCL will take measures to increase paging revenue, reduce costs and increase future cash flow from its paging business.

(3) **Management Risks**

(i) *Certain competition exists between Unicom Paging, controlled by Unicom Group, and Guoxin Paging, controlled by the A Share Company*

Both Unicom Paging, controlled by Unicom Group, and Guoxin Paging, controlled by the A Share Company, operate paging services throughout China and compete with each other in areas where both of them have network coverage. When the Company was listed in June 2000, Unicom Paging was excluded from listing due to unresolved China-China-Foreign issues. Unicom Group may make decisions which are not in the best interests of Guoxin Paging through its control over the A Share Company.

Unlike Guoxin Paging, the impact of Unicom Paging on competition in the paging industry is limited as it operates on a relatively smaller scale. Set out below is key operating and financial data of Guoxin Paging and Unicom Paging as of 31 December 2001 or the year ended thereon:

	Guoxin Paging	**Unicom Paging**
Assets (RMB100 million)	113.6	8.5
Principal Business Revenue (RMB100 million)	45.0	2.0
Paging subscribers (million)	32.9	3.2

Solutions: When the Company was listed in June 2000, Unicom Group gave an undertaking in the Reorganisation Agreement that it would use its best efforts to reduce competition between Unicom Paging and Guoxin Paging and Unicom Group also granted the Company an option to acquire Unicom Paging.

However, no decision has been made by the Board to exercise the option to acquire Unicom Paging.

In 2001, Unicom Group integrated the businesses of Guoxin Paging and Unicom Paging, pursuant to which Unicom Paging and Guoxin Paging now use the same "Unicom Paging" corporate brand, but remain independent in terms of personnel, finance and property ("人·財·物"). Guoxin Paging and Unicom Paging have taken a number of steps to reduce competition between each other, such as focusing on different market segments. Guoxin Paging focuses on nationwide comprehensive paging services, whereas Unicom Paging focuses on nationwide roaming paging services.

Unicom Group entered into the Non-Competition and Conflict of Interest Undertaking on 25 December 2001. With respect to existing competing businesses,

Unicom Group has undertaken to the A Share Company that it would ensure that the interests of the A Share Company and/or the Company as a whole would not be adversely affected by the ongoing operation of existing competing businesses. Unicom Group has further undertaken that it will ensure that:

— Unicom Group will not favour Unicom Paging over Guoxin Paging in its management of the two companies;

— the businesses of the A Share Company and/or its subsidiaries may enjoy all the existing preferential policies, regulatory flexibility and other convenience granted by the telecommunications regulatory authorities to Unicom's existing businesses;

— Unicom Group will not provide any loans, security or other financial assistance to any existing competing business unless the same is provided to the A Share Company and/or its subsidiaries;

— the A Share Company and/or its subsidiaries shall have priority to develop any technology, product and service which is related to existing competing businesses;

— Unicom Paging will not expand its existing business beyond its existing service areas.

The A Share Company intends to conduct an asset swap to allow Unicom Group to own and operate Guoxin Paging either directly or through another subsidiary other than the A Share Company, so as to solve the competition issue with the A Share Company in the paging business completely. Such asset swap is subject to the approval of the relevant governmental authorities and shall go through the approval procedure at the general meeting of the relevant companies.

(ii) *Risks associated with managing a rapidly developing business*

CUCL, controlled by the A Share Company, operates various telecommunications businesses including cellular, international and domestic long distance, data and Internet, and paging services. CUCL's businesses have experienced rapid growth. Revenue from the principal businesses of the A Share Company increased from RMB14.94 billion in 1999 to RMB29.03 billion in 2001 at an annual compound growth rate of 39.4%. Revenue from the principal businesses during the first six months of 2002 was RMB17.45 billion. Since 2002, CUCL began to operate its CDMA services under a lease arrangement. In addition, the Company proposes to acquire from Unicom Group GSM and other telecommunications businesses in 18 Provinces by phases. Rapid business development will result in higher demands on the management of the A Share Company and subsidiaries under its control.

Solutions: (1) CUCL, the operating entity of the A Share Company, is formulating and gradually implementing a development strategy, organisational structure, work duties and incentive and disciplinary mechanisms based on standards adopted by first-class international telecommunications operators. This will provide a solid foundation for CUCL to face future challenges; (2) the Company attaches great importance to cooperation with international telecommunications operators and other organisations and continues to introduce advanced management concepts.

(4) **Policy Risks**

(i) *Risks associated with changes in policies relating to telecommunications services fees and telecommunications resources usage fees*

Competent government authorities may alter their policies on telecommunications service fees, the standards for settlement between networks, the telecommunications resources usage fees and the regulation of telecommunications service fees. Any alteration of policies relating to telecommunications service fees and their regulation will have a fairly significant impact on CUCL's revenue. Any change to the standards for settlement between networks will have an impact on CUCL's operating costs and revenue and any change to the telecommunications resources usage fees may have an impact on CUCL's operating costs.

Solutions: (1) examine subscriber usage habits with a view to enhancing service quality and developing new businesses, based on the alteration of the telecommunications service fees; (2) select the most economically efficient and reasonable routes and network structures based on the changes in the standards for settlement between networks in order to lower settlement costs; (3) increase research on telecommunications service fees, standards for settlement between networks, telecommunications resources usage fees and the regulatory policy on telecommunications fees and actively provide reasonable suggestions to competent government authorities.

(ii) *Competent government authorities may issue new cellular services operating licences in the future*

The telecommunications industry in China is moving towards the elimination of monopoly and encouragement of competition. Competent government authorities may issue new cellular services operating licenses, which may adversely affect CUCL's operating results. In addition, the issue of new operating licenses may cause fluctuations in the A Share Company's share price through its effect over the share price of the Company.

Solutions: CUCL will deal with intensified market competition through the following measures: (1) improve network quality and leverage on its unique resource - shared integrated network platform to develop integrated telecommunications services; (2) develop cellular data services and other cellular value-added services to secure new growth areas; (3) utilise the technological advantages of the CDMA network and provide high quality and differentiated services; (4) capitalise on the technological flexibility brought about by operating GSM and CDMA networks at the same time and select the optimal time and method to migrate to third generation cellular technology at a lower cost so as to be the forerunner in future competition.

(iii) *Risks associated with interconnection*

CUCL's business must interconnect with other telecommunications operators in a market which has multiple operators. Under the Telecommunications Regulations promulgated in September 2000, telecommunications networks shall interconnect with each other on the principles of technical feasibility, economic reasonableness, fairness and mutual cooperation. Under these principles, government authorities have formulated the technical standards, tariff settlement measures and specific regulations for network interconnection which has now been reaffirmed as law. Government authorities have also established a dedicated regulatory body to supervise the implementation of interconnection between telecommunications operators. Each major telecommunications operator has also established a dedicated interconnection department to coordinate and deal with any problems relating to interconnection. The above measures have significantly improved interconnection arrangements. However, as the Telecommunications Law has not been enacted and the Telecommunications Regulations and the technical standards for network interconnection are gradually being improved, interconnection has from time to time not been effected fairly, smoothly and in strict compliance with regulatory requirements, thereby affecting the implementation of interconnection within the prescribed time limit and at the prescribed standards. These may adversely affect CUCL's business development.

Solutions: CUCL will (1) increase research on interconnection and actively propose reasonable improvements to interconnection standards and measures to competent government authorities; (2) with the support of government authorities, actively seek cooperation with other telecommunications operators to improve interconnection with each other; (3) actively protect CUCL's legal rights in relation to problems arising from interconnection with the support of government authorities and using applicable laws as a basis.

(5) **Financial Risks**

(i) *The A Share Company and its subsidiaries may need further financing for its future business development*

In connection with its rapid business development, CUCL requires substantial funding for network construction. Set out below is the capital expenditure plan in respect of the various businesses up to 2004 (see Section 5 of this announcement):

(Unit: RMB100,000,000)

	2002	2003	2004	Total
Cellular (GSM)	79	46	36	161
Long distance, data and Internet	85	74	71	230
Paging	4	2	2	8
Others	49	70	60	179
Total	217	192	169	578

The above capital expenditure plan does not include the additional capital expenditure required for the Company's proposed acquisition of GSM and other telecommunications businesses in 18 Provinces from Unicom Group. CUCL's total planned capital expenditure for this year and the next two years is approximately RMB57.8 billion. In the first six months of 2001 and 2002, CUCL's operating cash flows were approximately RMB11.2 billion and RMB7 billion respectively. CUCL's operating cash flows may generate further funds as CUCL's business expands and its revenue increases. However, the A Share Company, its subsidiaries and the Company may still need to raise external financing (such as equity and debt financing) this year and the next two years for the large capital expenditure funding requirements. These financing activities will be affected by factors including macroeconomic conditions, capital market and its own financial conditions.

Solutions: (1) CUCL will use various means to effectively make use of funds available to it and raise the efficiency of the usage of funds; (2) CUCL will, depending on international and domestic capital market conditions, raise equity financing, debt financing and other sources of financing through the A Share Company and the Company in order to reduce the cost of funds. No decision has been made by the Board to raise any financing in capital markets.

(ii) *The A Share Company's bad debt ratio may increase in the future, thereby adversely affecting its profitability*

The A Share Company's bad debt ratio (ratio of bad debt provision made for the current year to principal business revenue) for 1999, 2000, 2001 and the first six months of 2002 was 1.9%, 2.0%, 1.9% and 3.0% respectively. Its bad debt ratio may increase in the future as competition intensifies in the telecommunications market, thereby adversely affecting the A Share Company's profitability. Assuming that the bad debt ratio in 2001 was higher than the actual bad debt ratio, and using the bad debt ratio set out below, the impact on the profit before taxation and net profits of the A Share Company in 2001 would be as follows:

Bad debt ratio	2.0%	2.5%	3.0%	3.5%	4.0%
Decrease of profit before taxation	0.8%	3.6%	6.5%	9.3%	12.1%
Decrease of net profits	0.6%	2.9%	5.2%	7.5%	9.8%

Solutions: CUCL will (1) take various measures to improve subscriber credit control; (2) further improve its billing systems and monitor real-time bill payment by subscribers, adhere to the policy of suspension of post-paid cellular services if payment becomes overdue for more than one month, and termination of cellular services if payment becomes overdue for more than three months and improve the administration of fee collection; (3) cooperate with banks and post offices to provide more convenience for subscribers to pay and advance usage fees; (4) taking recover fees which are overdue and reduce bad debts, including applying social pressure and taking legal actions.

(6) **Technology Risks**

Telecommunications technologies have developed rapidly and cellular technology is about to migrate from second generation to third generation. Fixed-line network will also experience a transition from line-exchange based networks to packet-based networks and from separate business networks to integrated business networks. Telecommunications operators need to capture the technological development trends of the telecommunications industry accurately and in a timely manner, and offer new telecommunications services to meet market demands. Any material mistake during this process may materially adversely affect its market position.

Solutions: CUCL (1) will continue to strengthen cooperation with advanced international and domestic telecommunications operators and equipment suppliers and closely follow the development trends of the technology and business development in the international telecommunications industry; (2) will carry out follow-up research and testing on specific issues included in CUCL's technology research and development plan; (3) will leverage on the technical flexibility brought about by operating GSM and CDMA networks at the same time and select the optimal timing and method to migrate from second generation to third generation cellular technology at a lower cost; (4) will, in connection with the transition of the fixed line network, leverage on its technical advantage as an emerging telecommunications operator to build a centralised network platform using state-of-the-art and mature technology and provide diversified services at the same time; capitalise on the advantages of its multi-service uniform network infrastructure platform, to provide voice, data, Internet and image transmission services through a single network infrastructure platform, compared with the traditional method of one service one network, so as to reduce network construction and operating costs.

4. INFORMATION EXTRACTED FROM THE A SHARE PROSPECTUS REGARDING COMPETITION

A. Non-Competition and Conflict of Interest Undertaking

Unicom Group entered into the Non-Competition and Conflict of Interest Undertaking on 25 December 2001 in favour of the A Share Company pursuant to which Unicom Group has undertaken that, so long as the A Shares are listed and traded and Unicom Group is the controlling shareholder or the associate of the controlling shareholder of the A Share Company under Chinese laws or Shanghai Stock Exchange Listing Rules, Unicom Group will not, and will procure its subsidiaries will not, engage in or participate in, in any form (including but not limited to wholly owned operation, equity joint venture or cooperative joint venture, and direct or indirect holding of shares or other interests in any other companies or enterprises, except for any business undertaken through the A Share Company or any of its subsidiaries), any business other than existing competing business or cellular services based on CDMA technology.

In relation to existing competing businesses, Unicom Group undertakes to the A Share Company, it will ensure that the interests of the A Share Company and/or the Company as a whole shall not be adversely affected by the continuance of the existing competing businesses. Unicom Group will ensure that:

— it will not treat Unicom Paging more favourably than Guoxin Paging in the management of Unicom Paging and Guoxin Paging;

— the relevant businesses of the A Share Company and/or its subsidiaries may enjoy all the existing preferential treatments, regulatory flexibility and other convenience given to Unicom Group by telecommunications regulatory authorities for its existing businesses;

— it will not provide any loans, guarantees or other financial assistance to any existing competing businesses, unless the same is also provided to the A Share Company and/or its subsidiaries on the same terms;

— the A Share Company and/or its subsidiaries have priority to develop any technology, products and services relating to existing competing businesses;

— Unicom Paging will not expand its existing businesses beyond its existing service areas;

— in order to eliminate the risk of competition with the Internet business of the A Share Company, it will take measures to effect the disposal of its interests in Beijing Unicom Shihua Information Network Company Limited ("BUSINC") within 24 months following receipt of a notice from the A Share Company and/or its subsidiaries that it intends to develop similar business.

B. **Reorganisation Agreement**

Unicom Group has undertaken in the Reorganisation Agreement dated 21 April 2000 that in order to remove the risk of the computer network international connection business operated by BUSINC competing with CUCL, Unicom Group will take measures to effect the disposal of its interests in BUSINC within 24 months after the receipt of the written notice that CUCL proposes to operate a similar business.

BUSINC held its first annual general meeting for the year 2002 on 20 August 2002 and a resolution was adopted for the modification of its business scope so that it will no longer operate any business that may compete with CUCL. An application has been made to the relevant authorities for industry and commerce for the change in the business scope.

C. **Competition in the Paging Business**

According to the A Share Prospectus, the A Share Company intends to conduct an asset swap to allow Unicom Group to own and operate Guoxin Paging either directly or through another subsidiary other than the A Share Company, so as to solve the competition issue with the A Share Company in the paging business completely. Such asset swap is subject to the approval of the relevant governmental authorities and shall go through the approval procedure at the general meeting of the relevant companies.

The above arrangement may reduce or even avoid the competition that exists or may exist between Unicom Group and CUCL and the A Share Company. The A Share Company's directors have undertaken that all information in relation to competition has been fully disclosed in the A Share Prospectus and Unicom Group is currently resolving the issues relating to competition and such competition will not have any material adverse effect on the interests of the A Share Company's minority shareholders.

5. INFORMATION EXTRACTED FROM THE A SHARE PROSPECTUS REGARDING THE A SHARE COMPANY'S DEVELOPMENT PLANS

The business scope of the A Share Company is limited to holding its equity interest in the Company through Unicom BVI without any other direct business operations. The A Share Company has effective control over the Company and CUCL. CUCL operates integrated telecommunications businesses and implement various development plans.

A. Objectives of its Principal Business

- *Cellular Telecommunications*

  The market positioning and network functionality of CUCL's GSM and CDMA services are different. GSM services are mainly targeted at the mass market whilst actively acquiring high and medium end subscribers; CDMA services focus on high and medium end subscribers whilst taking care of the mass market. Through appropriate market positioning and segmentation of network functionality, GSM and CDMA services can offer more choices for cellular subscribers, thereby facilitating the further development of the cellular businesses. Operating the CDMA business will provide CUCL with more frequency resources and more flexibility in the migration to third generation cellular technology, whilst CUCL will also be able to complete the migration at a lower cost with the optimal timing and method. CUCL will focus on the coordinated development of the two services, introduce complementary business operations and provide distinctive services for its subscribers to meet different demands of China's cellular market. CUCL is committed to establishing the "UNI-INFO" ("聯通在信") brand name in the cellular data market and focus on CDMA 1X technology. In the second half of 2002, CUCL has plans for a large scale nationwide launch of high and medium speed cellular data services based on CDMA 1X technology, following completion of the upgrading of the first phase of Unicom Group's network and construction of the second phase CDMA 1X network.

  Under the guidance of state policies, CUCL will closely follow the development of third generation cellular technologies, such as cdma 2000, WCDMA, TD-SCDMA and other systems, in order to achieve a smooth migration to third generation cellular technology.

The operating target of the cellular business is to attain a 35% market share by 2004.

- *International and domestic long distance telecommunications*

  CUCL is actively developing the large subscribers market, and seeks to increase its market share through the provision of high quality and low cost long distance telephony services. In order to promptly develop long distance telephony services under the condition where access network resources are limited, CUCL provides corporate clients with tailor made services and innovative telecommunications solutions through a direct sales team to meet their complicated and extensive telecommunications demands. CUCL actively expands its market share in the mass subscriber market through registered and telephone card services and by expanding business sales channels mainly by way of distribution. At the same time, CUCL actively organises the sources of incoming calls from Hong Kong, Macau, Taiwan and international callers to make a full use of its network capacity.

  The operating target for international and domestic telephony services is to attain a 20% market share through to 2004 in terms of the volume of long distance telephony business volume (including PSTN telephony business and IP telephony business).

- *Data communications and the Internet*

  In relation to data communications, CUCL will focus on network optimisation and balance whilst at the same time improve network security and reliability, carry out timely network upgrading and capacity expansion, with a view to establishing a leading international integrated carrier platform. CUCL will promote the IP based television conference system and ATM and FR services strictly monitored by QoS, as well as the various basic digital services, such as the electric circuit emulation service, and multimedia value-added services.

  In relation to the Internet, CUCL will leverage on its centralised, integrated and technologically advanced network in order to develop national corporate group subscribers, develop IP-VPN/VPDN, VISP, IDC, international incoming and outgoing roaming and other businesses in light of specific conditions while continuing its expansion of its dedicated line and dial-up subscriber services. CUCL will, in conjunction with the construction of CDMA 1X network, also utilise the comprehensive advantage of internet and significantly expanding value-adding mobile Internet services. Given that the government is determined to promote electronic administration, e-commerce and enterprise information construction, CUCL will set up an appropriate business model to promote Internet application services through cooperation with other organisations.

  The operating target for CUCL's Internet business is to achieve a 20% market share through to 2004.

- *Paging*

  CUCL will strictly control its capital expenditures while attempting to stabilise its traditional paging business, increase its network resources utilisation rate and revenue, reduce operating costs by improving network composition and improving labour allocation, acquiring other paging operators' subscriber resource at low or no cost. CUCL will also actively develop value-added paging services, with a focus on information paging and call centre business to increase revenue from new services. In addition, CUCL will promote the combination of paging with other services such as cellular and Internet services and expand "paging-cellular bundled services" ("兩網通") by fully utilising its advantage as an integrated telecommunications operator.

  The operating target of CUCL's paging business is to maintain its leading position through to 2004.

B. **Investment and Re-financing Plan**

The capital expenditure plan of CUCL for various businesses in the current year and the next two years is set out as follows:

(Unit: RMB100,000,000)

	2002	**2003**	**2004**	**Total**
Cellular (GSM)	79	46	36	161
Long distance, data and Internet	85	74	71	230
Paging	4	2	2	8
Other	49	70	60	179
Total	217	192	169	578

The above capital expenditure plan does not include any additional capital expenditure in connection with the Company's expected phased acquisition of Unicom Group's GSM and other telecommunications businesses in 18 Provinces (see Section 5 of this announcement). CUCL will modify its investment direction and investment scale according to factors such as developments in technology and market conditions in order to reduce investment risks. Actual capital expenditure may be significantly different from the figures set out in the table above. The directors of the A Share Company believe that any modification of its capital expenditure plan will not have a material impact on the business development of CUCL.

The funding of CUCL's capital expenditure mainly comes from operating cash flows, but the A Share Company and its subsidiaries may still need to finance the large amount of funds required for its capital expenditure through external funding (such as equity and debt financing) this year and the next two years. The Company has an offshore financing channel available to it, whilst the A Share Offering will provide a financing channel in mainland China. The A Share Company and the Company may select appropriate financing channels and methods according to capital market conditions in and outside mainland China.

C. **Acquisition, Merger and Expansion Plans**

The Company expects to acquire the GSM telecommunications businesses of 18 Provinces by phases from Unicom Group. Unicom Group set up Unicom New Century in July 2002 to operate the GSM telecommunications businesses and own the relevant assets in 9 Provinces. It also leases CDMA networks and operates CDMA services in 9 Provinces. If conditions permit, the Company expects to first acquire Unicom New Century. In view of this, Unicom Group has already applied to the relevant government authorities for approval.

However, no decision has been made by the Board to acquire Unicom New Century. If a decision is made in respect of such acquisition, the Company will comply with the relevant provisions of the Hong Kong Listing Rules.

The purpose of the acquisition is to achieve centralisation of the operation of the cellular telecommunications networks, which will increase network operating efficiency, reduce connected transactions of the A Share Company and its subsidiaries with Unicom Group and further increase the competitiveness of the A Share Company so as to increase shareholder value.

CUCL has the option to acquire Unicom New Horizon's CDMA network assets and may exercise such option in accordance with the CDMA Leasing Agreement at an appropriate time.

D. **Research and Development**

CUCL's research and development (R&D) places an emphasis on basic foundation work. Through cooperation with business departments and increase in research and development funding, CUCL intends to improve its innovation in new technology and provide strong technical support for its development. CUCL's research and development budget for 2002 is RMB490 million, which will be used mainly for the development of new services such as cellular data and integrated services, research and testing of the integrated management support system and testing of new telecommunications network technology. CUCL plans to increase its research and development budget in the next three years which will account for 1.5% of its principal business revenue in 2004.

CUCL's major development projects since 2001 include:

— CDMA 1X: CUCL carried out research and testing on CDMA 1X technology in 2001, verified its technical performance and its high and medium speed data transmission capacity, examined network composition plan and issues associated with future development to provide the basis for the next phase of network construction;

— WAP: CUCL carried out WAP testing in Shanghai and other locations based on lines and packet exchange as well as downloading, information search and browsing services and obtained satisfactory results;

— TSP integrated unified services: Such services are based on Internet technology which can provide new services including "dual network link" to subscribers through the bundling of cellular, paging and data services;

— video conference service: This is a public-oriented exchange-type video conference telephone system based on IP H.323 technology which can support more than 300 conferences at the same time with advanced business management capacity. It is the first large-scale business telecommunications network in the world with QoS quality assurance;

— integrated customer service system: CUCL is a leader in China in developing a pilot system for standardised customer service with centralised access. It is the first service provider to integrate computer telecommunications interface and customer management technologies and provide full individualised services to its customers;

— pilot business call centre network: This is an expandable and open nationwide interlinked telecommunications outsourced calling centre using call centres as its core service and leveraging on CUCL's advantage of providing integrated services. It relies on technology which enables centralised processing accessed through a national dial-in number by way of telephone, fax, e-mail and other methods to provide customer service-related value-added telecommunications services to domestic and foreign large and medium enterprises;

— pilot integrated intelligent business platform project: This pilot project comprises of integrated intelligent business platforms in Beijing, Guangdong and Shanghai, builds an integrated intelligent business platform for pre-paid single account services and VPN services on the basis of existing GSM local intelligent networks in Beijing, Guangdong and Shanghai and provide cross-GSM, cross-CDMA, cross-fixed-line and cross-Internet single account services and cross-GSM, cross-CDMA, cross-fixed-line and cross-paging VPN services.

6. IMPLICATIONS OF THE COMPLETION OF THE A SHARE OFFERING ON THE COMPANY AND ITS SHAREHOLDERS

A. Mechanism for Disclosure of Information

(1) *Provisions in relation to Information Disclosure at General Meetings of the A Share Company*

According to the A Share Prospectus:

— the board of directors of the A Share Company shall notify the registered shareholders of the A Share Company 30 days before a general meeting of the A Share Company;

— notice of a general meeting of the A Share Company shall be published 30 days before the meeting with the matters to be dealt with at the meeting, and the resolution on any matter not set out in the notice shall not be adopted at any provisional general meeting. On the day on which the general meeting is concluded, the resolution and minutes of the general meeting shall be submitted to the Shanghai Stock Exchange and they shall be published in designated newspapers after review by the Shanghai Stock Exchange. If a general meeting is postponed for any reason, the notice for the postponement shall be issued at least five business days before the date originally arranged for the general meeting and in the notice of the postponement, an explanation shall be given and a new date shall be fixed for the meeting;

— the board of directors of the A Share Company shall determine whether or not the relevant matters to be dealt with at the general meeting are connected transactions in accordance with the Listing Rules of the Shanghai Stock Exchange. In making such determination, the number of shares held by the shareholders shall be based on the equity registration date. If the board of directors of the A Share Company determines that the matters to be dealt with are connected transactions, it shall notify the relevant shareholders in writing and shall obtain a written reply from them on whether or not an application for exemption from abstention is to be made; and

— the board of directors of the A Share Company shall complete these procedures before sending the notice of the general meeting to shareholders and shall announce the results of the procedures in the notice.

(2) *Provisions in relation to Information Disclosure at Board Meetings of the A Share Company*

According to the A Share Prospectus:

— the board of directors of the A Share Company shall hold at least two meetings each year and the Chairman of the A Share Company shall convene such meetings. The notice of a board meeting of the A Share Company shall be sent to all directors of the A Share Company 10 days before the meeting;

— notice of any provisional board meeting of the A Share Company shall be in writing and shall be sent to all directors of the A Share Company 5 business days before the meeting;

— the resolution and minutes of the board meeting of the A Share Company shall be filed with the Shanghai Stock Exchange for record within 2 business days after the meeting; and

— an announcement to the public must be made of a board resolution of the A Share Company involving any issue to be voted on at a general meeting, acquisitions and disposals of any assets, connected transactions required to be promptly disclosed in accordance with the requirements of the Shanghai Stock Exchange and any other major event.

(3) *Provisions in relation to Information Disclosure at the Meetings of the Supervisory Committee of the A Share Company*

According to the A Share Prospectus:

— the meeting of the supervisory committee of the A Share Company shall be held at least once a year and a written notice for the meeting shall be sent to all the supervisors 10 days before the meeting;

— any resolution adopted at the meeting of the supervisory committee of the A Share Company and the minutes of the meeting shall be filed with the Shanghai Stock Exchange for record within 2 business days after the conclusion of the meeting and published, in designated newspapers if the Shanghai Stock Exchange thinks it necessary and has approved the relevant announcement; and

— the notice for a meeting of the supervisory committee of the A Share Company shall at least state the date, place, reason and matters to be dealt with at the meeting and the date of the notice.

(4) *Disclosure in the Periodic Reports and Provisional Reports of the A Share Company*

According to the A Share Prospectus:

— the information to be disclosed by the A Share Company shall include periodic reports and provisional reports. Periodic reports include annual reports, interim reports and quarterly reports; any other reports shall be regarded as provisional reports;

— the A Share Company shall complete the preparation of its annual report within 4 months after the end of an accounting year and disclose a summary of the annual report to the public;

— the A Share Company shall complete the preparation of its interim report within 2 months after the end of the first six months of an accounting year and disclose a summary of the interim report to the public;

— the A Share Company shall complete the preparation of its quarterly reports within 30 days after the end of the first 3 and 9 months of an accounting year and disclose the quarterly reports to the public (the timing for the disclosure of the quarterly report for the first quarter shall not be earlier than disclosure of the annual report for the previous year);

— matters such as connected transactions, disposals and acquisitions of major assets which involve the A Share Company shall be disclosed in accordance with the Listing Rules of the Shanghai Stock Exchange; and

— the A Share Company undertakes to the CSRC to disclose financial information of the Company in the periodic reports in accordance with the domestic rules, and disclose the capability of dividend distribution to its shareholders on an on-going basis. The Company will make simultaneous disclosure depending on specific situations.

(5) *Notices and Announcements of the A Share Company*

According to the A Share Prospectus:

— the A Share Company's notices shall be sent out in the following methods: by hand delivery; by post; by public announcement; and any other method stipulated in its articles of association;

— a notice of the A Share Company published in a public announcement shall be deemed to have been received by all the relevant parties;

— a notice of a general meeting of the A Share Company shall be published in a public announcement;

— a notice of a board or supervisor meeting of the A Share Company shall be sent out by hand or by post or by facsimile transmission;

— if a notice of the A Share Company is sent out by hand, the recipient shall sign (or affix the seal) on the return voucher and the date of signing by the recipient shall be the delivery date; if a notice is sent by post, the delivery date shall be the fifth business day following delivery to the post office; if the notice is sent out by public announcement, the date on which the notice is published for the first time shall be deemed to be delivery date;

— if a notice has not been sent to a person who is entitled to receive such notice due to accidental omission or such person does not receive notice of any meeting, the meeting and the resolution adopted at such meeting shall not be void. Any information to be disclosed to the public by the A Share Company must first be submitted to the Shanghai Stock Exchange immediately before disclosure;

— the A Share Company has designated the China Securities and the Shanghai Securities News as the publications for the A Share Company's announcements and any other information to be disclosed. Information to be disclosed by the A Share Company shall be published in at least one of the designated newspapers and disclosure made through any other medium shall not be earlier than through the designated newspapers. The A Share Company shall not use the news conferences or answers to questions from journalists in place of its information disclosure obligation;

— the A Share Company shall send the electronic version of an announcement to the Shanghai Stock Exchange within one week following the announcement, attaching the letter from the board of directors of the A Share Company confirming the consistency of the electronic version of the documents with the announcements; and

— if A Share Company deals with matters regarding an announcement on its own, and fails to make an announcement on the requisite day, it shall notify the Shanghai Stock Exchange before trading commences on the proposed date of announcement.

B. Guidance on the Information Disclosure System

The Guidance on the Information Disclosure System agreed between the Company and the A Share Company provides that the A Share Company and the Company should disclose information simultaneously within and outside China, so as to ensure the consistency in the timing and contents of the information relating to the Company received by the shareholders of the A Share Company and the shareholders of the Company.

The following information relating to the A Share Company and/or its subsidiaries shall be simultaneously disclosed by the A Share Company and the Company:

— financial information disclosed periodically or provisionally;

— any important information relating to the businesses;

— information on acquisitions or disposals of any major assets;

— information on connected transactions;

— information which may have any material impact on the share price;

— information which the board of directors of the A Share Company consider necessary for disclosure;

— other information required to be disclosed pursuant to applicable laws, regulations, the Listing Rules of the Shanghai Stock Exchange and the Hong Kong Listing Rules.

According to the A Share Prospectus, the secretary of the A Share Company's board of directors shall be responsible for coordinating with the Company on disclosure of information in order to ensure that disclosure made by the Company in accordance with Hong Kong laws shall be made simultaneously in China in accordance with applicable laws and regulations of the PRC. The Guidance on the Information Disclosure System agreed between the A Share Company and the Company deals with the following:

(1) *Differences and Similarities in Information Disclosure Systems within and outside China*

- In relation to methods of disclosure

  — In accordance with the relevant provisions of Chinese laws and regulations, the information to be disclosed by the A Share Company shall be published in at least one of the newspapers designated by the CSRC. The information to be disclosed through the Internet in accordance with CSRC provisions shall be disclosed on the websites designated by the CSRC. The information disclosure on any other public medium shall not be earlier than the disclosure to be made in the designated newspaper and websites. The A Share Company shall not use any news conference or answers to the questions from journalists in place of the A Share Company's official announcement. The information disclosure shall be made within 2 days after the review of the contents of the information to be disclosed by the A Share Company's board of directors. Before the information disclosure, the A Share Company's board of directors and its members shall have the obligation to keep the information to be disclosed confidential.

— In accordance with the relevant provisions of the Hong Kong Listing Rules, the Hong Kong Stock Exchange shall be informed of decisions on dividends and operation results made by the Board of the Company between 12:30 to 1:30 p.m. on the day of the meeting or after the close of the market at 4 p.m. This will enable the Hong Kong Stock Exchange to release the information outside of trading hours through the Hong Kong Stock Exchange's website and any other electronic news dissemination system operated by the Hong Kong Stock Exchange from time to time. It is the direct responsibility of the Directors of the Company to ensure that such information is kept strictly confidential until the announcement is made. The announcement of the relevant decision and/or the preliminary announcement of operation results shall be published in the newspapers on the morning of the next business day.

— In accordance with the listing agreement entered into by the Company, if, for example, a newspaper has published certain price-sensitive information or news regarding the Company, or there are any unusual movements in the price and trading volume of securities of the Company, the Hong Kong Stock Exchange may make any enquiry on the relevant matters to the Company and the Company shall respond promptly. If the Directors are aware of any matters that might have relevance to such information, news or unusual movements, an announcement clarifying the situation may need to be issued by the Company at the request of the Hong Kong Stock Exchange pursuant to the listing agreement or as the Directors consider that disclosure is necessary under the listing agreement. These announcements are usually published on the newspapers on the following day after the review by the Hong Kong Stock Exchange. Under such circumstances, if price-sensitive information is announced in Hong Kong, the A Share Company may also be required to make a simultaneous announcement in the PRC. Accordingly, the Company shall immediately contact the A Share Company if the Directors consider that disclosure is necessary under the listing agreement or upon requests from the Hong Kong Stock Exchange, so that when the Hong Kong Stock Exchange requests the Company to disclose the price-sensitive information, the A Share Company can submit the relevant announcement to the domestic exchange for review and make an announcement to the public simultaneously.

- Responsible body for disclosure

  — After the review by the A Share Company's board of directors, the information to be disclosed by the A Share Company shall be disclosed to the public in the name of the A Share Company or the A Share Company's board of directors.

— After the review by the Company's Board of Directors, the information to be disclosed by the Company shall be disclosed to the public in the name of the Company or the Company's Board of Directors.

- Financial information

  — The financial reports to be disclosed by the A Share Company shall include its annual reports, interim reports and financial reports of any other period (including the quarterly reports).

  — The financial reports to be disclosed by the Company shall include its annual reports and interim reports. The annual results and interim results of the Company shall be published in the newspapers. If the A Share Company publishes the quarterly reports, the Company may make the simultaneous disclosure depending on specific situations. Due to the fact that the A Share Company and the Company are two independent legal persons and there exist certain differences in the financial information because of, amongst others, the accounting systems of the two companies, specific explanation shall be made in the information disclosed to the public.

(2) *Timing of Disclosure and Arrangements agreed between the A Share Company and the Company*

The A Share Company and the Company have agreed to make simultaneous disclosure of information (such as business information and certain financial information) to the public. The detailed timing arrangements are as follows:

Timing	The A Share Company	The Company
12 days before the information is disclosed	The Chairman of the board of the A Share Company shall notify the A Share Company's directors of the board meeting of the A Share Company to be held 2 days before disclosure, and the information to be disclosed shall be sent to the directors of the A Share Company	The Directors shall be notified of the board meeting and the information to be disclosed shall be sent to the Directors and, if necessary, the information to be disclosed shall be sent to the Hong Kong Stock Exchange for its review
2 days before the information is disclosed	A board meeting of the A Share Company to review the information to be disclosed	
1 day before the information is disclosed	The A Share Company's board of directors shall send the information to be disclosed to the PRC securities exchange for its review	A board meeting of the Company shall be held to approve the information to be disclosed and then notify the Hong Kong Stock Exchange after market closes (i.e. 4 p.m.). The Hong Kong Stock Exchange shall release the information on its website or any other electronic news dissemination system operated by the Hong Kong Stock Exchange from time to time
The day on which the information is disclosed	The information is disclosed in the designated newspapers in a public announcement form	The information is disclosed in the Hong Kong designated newspaper

The Directors and the directors of the A Share Company consider that the above arrangements can ensure the consistency in the timing and contents of the information relating to the Company received by the shareholders of the A Share Company and the shareholders of the Company.

C. Infiltration Mechanism for Voting by Shareholders as extracted from the A Share Prospectus

In accordance with the A Share Company's articles of association, before voting on a certain proposal (excluding any connected transaction) at a general meeting to be held by the Company, the A Share Company shall hold a general meeting to consider the same proposal and procure Unicom BVI, when voting on behalf of the A Share Company at the general meeting of the Company, to vote its shares in the Company at the same approval, objection and abstention proportions obtained at the A Share Company's general meeting. Through this mechanism, shareholders of the A Share Company can effectively participate in the voting on any issue other than connected transactions at general meetings of the Company.

Pursuant to the infiltration mechanism for voting by shareholders of the A Share Company, when the A Share Company's general meeting exercises its power in accordance with the provisions of the A Share Company's articles of association and Unicom BVI votes on the relevant proposals at the Company's general meeting , the following resolution shall be adopted:

(i) To procure Unicom BVI to vote on behalf of the A Share Company at the general meeting of the Company at the following polls:

Approval polls: $A1 = B \times C \times \alpha/(\alpha + \beta + \nu)$

Abstention polls: $A2 = B \times C \times \beta/(\alpha + \beta + \nu)$

Objection polls: $A3 = B \times C \times \nu/(\alpha + \beta + \nu)$

Note:

A1 means the approval polls to be cast by Unicom BVI on behalf of the A Share Company on the matter to be considered at the Company's general meeting;

A2 means the abstention polls to be cast by Unicom BVI on behalf of the A Share Company on the matter to be considered at the Company's general meeting;

A3 means the objection polls to be cast by Unicom BVI on behalf of the A Share Company on the matter to be considered at the Company's general meeting;

B means the ratio between the number of shares in Unicom BVI held by the A Share Company and Unicom BVI's total equity;

C means the number of shares carrying voting rights in the Company held by Unicom BVI;

α means the number of the approval polls cast at the A Share Company's general meeting;

β means the number of the abstention polls cast at the A Share Company's general meeting; and

ν means the number of the objection polls cast at the A Share Company's general meeting.

(ii) To issue written instruction to Unicom BVI for it to request the general meeting of the Company to adopt resolutions by way of poll at such general meeting. The following provisions in the articles of association of Unicom BVI and the Company ensure that voting by poll shall be implemented:

- Article 93A of the articles of association of Unicom BVI provides that:

  "The shareholders of Unicom BVI shall have the right to direct the board of directors of Unicom BVI to vote such number of shares held by Unicom BVI in the Company in proportion to the shareholding interest of each such member, unless otherwise stated in the direction, whenever any of the above directions have been made, Unicom BVI, as the Company's shareholder, shall request a resolution to be voted on by way of a poll."

- Article 69(a) of the articles of association of the Company provides that:

  "At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

  (i) the chairman of the meeting; or

  (ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

  (iii) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

  (iv) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right."

In addition, Unicom Group still directly holds an equity interest in Unicom BVI, and shall exercise the voting rights in respect of such interest in Unicom BVI at general meetings of the Company.

In relation to any matter to be voted on at a general meeting of the Company through the infiltration mechanism for voting by shareholders of the A Share Company in accordance with the articles of association of the A Share Company, the A Share Company and the Company shall simultaneously publish the corresponding announcement or notice of a general meeting. The A Share Company shall hold a general meeting to consider the relevant matter first and following adoption of the resolution in accordance with the provisions of the articles of association of the A Share Company, shall procure Unicom BVI to exercise the corresponding voting rights on behalf of the A Share Company at the general meeting of the Company. Upon the receipt of the written instruction of the A Share Company, Unicom BVI shall vote at the general meeting to be held by the Company thereafter in accordance with the provisions of its articles of association.

The infiltration mechanism will also not apply to any proposed transaction in which Unicom BVI or its associates (as defined in the Hong Kong Listing Rules) have a material interest.

D. **Treatment of Existing Connected Transactions of the Company after the A Share Offering**

(1) *Current Position*

A waiver from strict compliance with the connected transactions requirements as set out in Chapter 14 of the Hong Kong Listing Rules had been granted by the Hong Kong Stock Exchange in connection with the Existing Connected Transactions, subject to certain conditions. The Existing Connected Transactions are set out in:

(i) the section headed "Business - Relationship with Unicom Group" in the Hong Kong prospectus issued by the Company on 13 June 2000. A waiver in connection with these transactions had been granted by the Hong Kong Stock Exchange to the Company for a period of three financial years ending 31 December 2002, subject to certain conditions; and

(ii) the section headed "Letter from the Board - Connected Transactions" in the circular issued by the Company on 28 November 2001 in relation to the leasing of CDMA network capacity. A waiver in connection with these transactions had been granted by the Hong Kong Stock Exchange to the Company for a period of three financial years ending 31 December 2004, subject to certain conditions.

No new waivers in respect of the Existing Connected Transactions are required in connection with the A Share Offering. However, once the waivers in respect of the Existing Connected Transactions expire, independent shareholders' approval of the Company will need to be obtained on a yearly basis in order to continue the Existing Connected Transactions.

(2) *Position after the A Share Offering*

After the A Share Offering, the Existing Connected Transactions are not only connected transactions of the Company under the Hong Kong Listing Rules, but also connected transactions of the A Share Company under Chinese laws and regulations. This is because Unicom Group and its subsidiaries (other than the Company, A Share Company itself and its subsidiaries) are not only connected persons of the Company but also connected persons of the A Share Company under relevant Chinese laws and regulations. The Existing Connected Transactions are disclosed in the A Share Prospectus.

(3) *Treatment of the Existing Connected Transactions upon expiry of the waivers*

(i) Hong Kong

As described above, once the waivers in respect of the Existing Connected Transactions expire, independent shareholders' approval of the Company will need to be obtained on a yearly basis in order to continue the Existing Connected Transactions.

(ii) China

Commerce & Finance Law Offices, the Chinese counsel to the A Share Company, has confirmed that under existing Chinese laws and listing rules, once the Existing Connected Transactions have been disclosed in the A Share Prospectus, such transactions can continue indefinitely and independent shareholders' approval of the A Share Company is not required so long as there is no change in the major terms of such transactions. Therefore, the approval of the independent shareholders of the A Share Company is not required when the Existing Connected Transactions are to be approved by the independent shareholders of the Company upon the expiry of the relevant waivers.

E. Treatment of Future Connected Transactions after the A Share Offering

After the A Share Offering, it is likely that Future Connected Transactions will be entered into between Unicom Group or its subsidiaries (not including the A Share Company and its subsidiaries) and the Company or its subsidiaries.

A Future Connected Transaction is also a connected transaction under Chinese laws and regulations and listing rules and is subject to the approval of the independent shareholders of the A Share Company. However, given that the A Share Company is an associate (as defined in the Hong Kong Listing Rules) of Unicom Group and therefore a connected person of the Company, the A Share Company should not have any participation (through Unicom BVI) in the voting of such connected transactions for Hong Kong purposes.

In view of the above, the Company has confirmed to the Hong Kong Stock Exchange that all Future Connected Transactions are to be carried out in two separate steps so that a Future Connected Transaction will initially be a connected transaction of the A Share Company (see (1) below), but not of the Company, but that such connected transaction would only be implemented with the approval of the independent shareholders of the Company. The future Connected Transaction will then be a connected transaction of the Company (see (2) below). The steps involved would be as follows:

(1) The entering into of an initial agreement (the ***Initial Agreement***) in connection with the Future Connected Transaction between Unicom Group or its subsidiaries (not including the A Share Company or any of its subsidiaries) and the A Share Company or Unicom BVI. This will constitute a connected transaction of the A Share Company but not of the Company. The Initial Agreement will contain the following terms:

(i) The completion of the Initial Agreement will be subject to:

- the successful transfer of all rights and obligations of A Share Company or Unicom BVI under the Initial Agreement to the Company or its subsidiaries; and

- the approval of independent shareholders of the Company of the Further Agreement (as defined below).

(ii) Unicom Group or its subsidiaries (not including the A Share Company or any of its subsidiaries) will agree and acknowledge that all the rights and obligations under the Initial Agreement can be transferred to the Company or its subsidiaries and no further consent from Unicom Group for such transfer is required.

The above terms will be made clear in the resolution proposed to the independent shareholders of the A Share Company.

(2) The entering into of a further agreement between the Company or its subsidiaries and the A Share Company or Unicom BVI (the ***Further Agreement***) to transfer all the rights and obligations of the A Share Company or Unicom BVI under the Initial Agreement to the Company or its subsidiaries. This will constitute a connected transaction of the Company under the Hong Kong Listing Rules, but not a connected transaction of the A Share Company requiring independent shareholders' approval under existing Chinese laws and regulations and listing rules.

The A Share Company will have to make full disclosure of the Initial Agreement in connection with the Future Connected Transaction of the A Share Company. To ensure consistency of disclosure of information in both jurisdictions, an announcement of the Future Connected Transaction would also be made in Hong Kong at the same time.

If independent shareholders of the Company do not approve the Further Agreement, the Initial Agreement will not be completed and therefore the Future Connected Transaction will not proceed since the shareholders' resolution of the A Share Company is conditional upon the independent shareholders of the Company approving the Further Agreement. However, if the independent shareholders of the A Share Company vote against the resolution, the result is that the Future Connected Transaction will not proceed. Since the decision is made above the level of the controlling shareholder of the Company, this is not different from Unicom Group handling other non-connected aspects of its business over which independent shareholders of the Company have no involvement.

F. Concurrent Holding of Positions in the A Share Company by Personnel of the Company

Certain personnel of the Company concurrently hold the following positions in the A Share Company:

Name	Position held in the Company	Position held in the A Share Company
Yang Xian Zu	Executive Director, Chairman and Chief Executive Officer	Chairman
Wang Jianzhou	Executive Director, President	Director, President
Liu Yunjie	Vice President	Director

The above persons concurrently hold positions in the A Share Company as telecommunications operators are characterised by "single network coverage for all traffic" ("全程全網") and that telecommunications networks need to be uniformly planned, constructed, tuned and operated in order to ensure the smooth operation of the network and its effective management.

The Board has been informed by the A Share Company that it is a holding company subject to special restrictions and its business scope is limited to holding its equity interest in the Company through Unicom BVI's equity interest without any other direct business operations. Hence, the concurrent holding of positions by the above persons in the A Share Company will not have a material adverse effect on the Company and its minority shareholders. Further, by the establishment of a connected transaction implementation mechanism (see Section 6 of this announcement), the concurrent holding of positions as set out above will not affect the interests of the Company and its subsidiaries in connected transactions.

7. THE A SHARE PROSPECTUS

The A Share Prospectus which is prepared in the Chinese language only is expected to be published on the website http://www.sse.com.cn on 17 September 2002.

8. DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context requires otherwise:

"A Share(s)"	domestic ordinary share(s) of the A Share Company and with a par value of RMB1.00 each
"A Share Company"	China United Telecommunications Corporation Limited, a company established under the laws of China. Except where the context otherwise requires, these references include all of its subsidiaries
"A Share Offering"	the proposed issue of A Shares to natural persons and institutional investors in China by the A Share Company and the proposed listing of the A Shares on the Shanghai Stock Exchange
"A Share Prospectus"	the prospectus of China United Telecommunications Corporation Limited in respect of the A Share Offering

"ATM"	Asynchronous Transfer Mode, a high-bandwidth packet switching and multiplexing technique. This protocol is deployed both within one core networks and as an access technology
"Beijing Unicom Xingye"	Beijing Unicom Xingye Science and Technology Trade Company Limited, a 90% owned subsidiary of Unicom Group, a limited liability company incorporated in China
"Board"	the board of directors of the Company
"CDMA"	Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, and including all upgrades to such technology from time to time
"CDMA 1X"	a cellular technology which can provide medium and high speed packet data services
"cdma 2000"	one of the principal standards for the third generation cellular technology, including 1X and 3X standards. It is a multi-carrier CDMA technology based on IS-95 standard and supports both circuit-switched and packet-switched communications
"CDMA Lease Agreement"	the conditional lease agreement entered by CUCL, Unicom New Horizon and Unicom Group on 22 November 2001 in respect of CUCL's lease of Unicom New Horizon's CDMA network capacity
"CCF Arrangements"	China-China-Foreign Arrangements, being the cooperation agreements entered into between the cellular business of CUCL and certain contractual joint venture companies (the "CJVs") established in China and by one or more Chinese enterprises with one or more foreign parties
"China Telecom"	the telecommunications businesses owned and operated by the Directorate General of Telecommunications and its provincial Posts and Telecommunications Administrations and local Posts and Telecommunications Bureaus prior to the restructuring in 1999 of its businesses and operations along four business lines: fixed line, cellular, paging and satellite services. The term "China Telecom" also refers to its fixed line business following its restructuring
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong)
"Company"	China Unicom Limited, a company incorporated in Hong Kong and the shares of which are listed on the Hong Kong Stock Exchange and New York Stock Exchange

"CSRC"	China Securities Regulatory Commission
"CUCL"	China Unicom Corporation Limited, a wholly-owned operating subsidiary of the Company, a limited liability company incorporated in China
"Directors"	the directors of the Company
"Existing Connected Transactions"	connected transactions of the Company that are set out in (1) the section headed "Business - Relationship with Unicom Group in the prospectus issued by the Company on 13 June 2000 and (2) the section headed "Letter from the Board - Connected Transactions" in the circular issued by the Company on 28 November 2001 in relation to the leasing of CDMA network capacity
"FR"	Frame Relay, a high speed open protocol offering both access to a network and carriage of data across a network. This protocol is used by customers that have significant amounts of data traffic
"Future Connected Transactions"	future connected transactions that will be entered into between Unicom Group or its subsidiaries (not including the Company and/or its subsidiaries) and the Company or its subsidiaries after the A Share Offering
"GPRS"	General Packet Radio Service, the packet data service for GSM standard
"GSM"	global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming
"Group"	the Company and its subsidiaries
"Guoxin Paging"	Guoxin Paging Corporation Limited, a wholly-owned subsidiary of CUCL, a limited liability company incorporated in China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Hong Kong Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"IDC"	Internet Data Centre which provides centralised customer server custody, server space leasing and relevant value-added services
"IP"	Internet Protocol, the open protocol used for Internet and on many LANs and WANs

"IP-VPN/VPDN"	Virtual Private Network based on IP protocol, which, in accordance with IP protocol, makes use of enterprise private network constructed through using public resources of Internet operators, and provides services for users to communicate to each other within the closed enterprise users group. There are two access methods: access through private line and VPDN
"IP telephony"	a general term for the technologies that use the Internet's packet-switched connection to exchange date, voice, fax and other forms of information
"Offer Price"	RMB2.3 per A Share
"PRC" or "China"	The People's Republic of China. Except where the context requires, references in this announcement to the PRC or China do not apply to Hong Kong, Macau or Taiwan
"PSTN"	public switch telephone network
"QoS"	quality of service
"Shanghai Stock Exchange"	Shanghai Stock Exchange
"TD-SCDMA"	Time Division - Synchronous Code Division Multiple Access technology. These standards are specially suitable for wireless Internet access
"Unicom BVI"	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands, the immediately controlling shareholder of the Company
"Unicom Group"	China United Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC
"Unicom Import & Export"	Unicom Import and Export Company Limited, a 96.7% owned subsidiary of Unicom Group, a limited liability company incorporated in China
"Unicom New Horizon"	Unicom New Horizon Mobile Telecommunications Company Limited, a limited liability company incorporated in China and a wholly-owned subsidiary of Unicom Group
"Unicom New Century"	Unicom New Century Telecommunications Company Limited, a limited liability company incorporated in China, and a wholly-owned subsidiary of Unicom Group
"Unicom Paging"	China Unicom Paging Corporation, a 99% owned subsidiary of Unicom Group, a limited liability company incorporated in China

"Unicom Xingye"	Unicom Xingye Science and Technology Trade Company Limited, a 95% owned subsidiary of Unicom Group, a limited liability company incorporated in China
"VISP"	Virtual Internet Service Provider
"Voting Arrangements"	the arrangements set out in the A Share Company's articles of association which are described in the paragraph headed "C. Infiltration Mechanism for Voting by Shareholders as extracted from the A Share Prospectus" under section 6 of this announcement
"WAP"	Wireless Application Protocol
"W-CDMA"	Wideband CDMA, one of the principal standards for third generation cellular technology
"9 Provinces"	the territories in which Unicom New Century (proposed to be acquired by the Company) operates cellular business, including 9 provinces (or autonomous regions, municipalities), namely Jilin, Heilongjiang, Jiangxi, Henan, Guangxi, Sichuan, Chongqing, Shaanxi, Xinjiang
"12 Provinces"	the territories in which the Group operates cellular business, including 12 provinces (or autonomous regions, municipalities), namely Beijing, Tianjin, Hebei, Liaoning, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Shandong, Hubei and Guangdong
"18 Provinces"	the territories in which Unicom Group (excluding the Company) operates GSM business, including 18 provinces (or autonomous regions, municipalities), namely Shanxi, Inner Mongolia, Jilin, Heilongjiang, Jiangxi, Henan, Hunan, Guangxi, Hainan, Sichuan, Chongqing, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang. Unicom Group owns CDMA business in 18 Provinces and Tibet

By Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary

Hong Kong, 17 September 2002

Contents



Chairman's Statement

I am pleased to report the operating and financial results of China Unicom Limited (referred to as the "Company") and its subsidiaries (together referred to as the "Group") for the first six months of 2002.

1. FINANCIAL OVERVIEW

The Group is pleased with its financial performance in the first half of 2002. Total revenue for the period was RMB 17.99 billion, up 32.1% from the same period last year. Total service revenue, excluding sales revenue from telecommunications products, was RMB 16.95 billion, an increase of 31.1% as compared with the same period last year. Revenue from the cellular business reached RMB 13.77 billion, an increase of 45.7% over the same period last year while revenue share in the total revenue increased to 76.5% compared with 69.4% for the same period last year. With regard to the total cellular business revenue generated, revenue from GSM cellular service amounted to RMB 13.32 billion, an increase of 40.9% over the same period last year. Revenue from CDMA cellular service totaled RMB 454 million. Revenue from long distance, data and Internet businesses reached RMB 2.42 billion, up 77.4% compared with the same period last year and its revenue share in the total revenue increased from 10% to 13.5%. Revenue from paging business declined 35.8% to RMB 1.8 billion, while revenue share in the total revenue fell from 20.6% to 10% when viewed against the same period last year.

In the first six months of 2002, the Group's EBITDA reached RMB 8.78 billion, up 35.0% over the same period last year and EBITDA margin rose from 47.8% to 48.8%. Operating profit reached RMB 3.44 billion, up 30.6% over the same period last year. Within this, operating profit from GSM cellular service was RMB 3.42 billion, an increase of 53.9% from the same period last year. Operating profit from the long distance, data and Internet businesses was RMB 937 million, up 162.8% from the same period last year. Paging business recorded an operating loss of RMB 261 million and CDMA cellular service an operating loss of RMB 603 million. Net profit rose to RMB 2.25 billion from RMB 2.19 billion, an increase of 2.7% compared with the same period last year. The growth of net profit lagged behind that of the operating profit was due largely to decline of interest rate on deposit. In addition, part of the money raised from the initial public offering (IPO) has been used as capital expenditure. Earnings per share increased from RMB 0.175 in the same period last year to RMB 0.179.

In the first six months of 2002, the Group's capital expenditure was RMB 8.97 billion, a decrease of 37.1% compared with the same period last year. The Group has continued to maintain a solid and healthy balance sheet. Total assets reached RMB 113.34 billion and debt to capital ratio was 31.5%.

2. BUSINESS DEVELOPMENT

2.1 Rapid cellular business growth maintained as market share continues to rise

During the first six months of 2002, robust growth of the Group's cellular subscribers continued. As of 30 June 2002, the Group had a total of 34.069 million GSM and CDMA cellular subscribers, adding 7.036 million new cellular subscribers to its total of 27.033 million cellular subscribers at the end of 2001. The Group's market share in its service areas increased from 28.5% at the end of 2001 to 30.0% and the market share in terms of net subscriber additions increased to 37.6%.

GSM cellular subscribers continued to maintain a high growth trend. In the first six months of 2002, the Group had a net addition of 6.10 million GSM cellular subscribers, of which, post-paid subscribers recorded a net addition of 1.03 million and pre-paid subscribers had a net addition of 5.07 million. As of 30 June 2002, the Group had a total of 33.133 million GSM cellular subscribers, of which, post-paid subscribers reached 17.519 million with share of post-paid subscribers decreased from 61.0% at the end of 2001 to 52.9%, while pre-paid subscribers reached 15.614 million, with the share of pre-paid subscribers rose from 39.0% at the end of 2001 to 47.1%. Total usage volume of GSM cellular business in the first six months of 2002 was 28.33 billion minutes, up 79.0% compared with the same period last year. The usage volume of SMS reached 2.3 billion messages, more than nine times that of the same period last year. The Group has launched international roaming service on GSM business with 100 operators in 62 countries and regions.

In the first six months of 2002, the average minutes of usage per user per month (MOU) for GSM subscribers was 156.7 minutes, a decline of 4.5 minutes from 161.2 minutes in 2001. The MOU of post-paid subscribers reached 212.0 minutes while the MOU of pre-paid subscribers was 85.3 minutes. The average revenue per user per month (ARPU) for GSM subscribers was RMB 71.6, a decline of RMB 14.7 from RMB 86.3 in 2001. ARPU for GSM post-paid subscribers was RMB 83.8 while GSM pre-paid subscribers was RMB 55.8. The average revenue per minute (ARPM) for GSM subscriber was RMB 0.46, a drop of RMB 0.08 from RMB 0.54 in 2001. The ARPM for post-paid subscriber was RMB 0.40 with pre-paid subscriber being RMB 0.65.

As of 30 June 2002, the Group had 936,000 CDMA subscribers. 380,000 of them came from the original Great Wall network while 556,000 were new additions. In the first six months of 2002, the total MOU of CDMA subscribers was 710 million minutes. The Group has launched its CDMA roaming service with Hutchison Telecom of Hong Kong, SK Telecom of South Korea and KDDI of Japan.

In the first six months of 2002, the MOU for CDMA subscribers was 214.0 minutes. Of this, the MOU of subscribers from the original Great Wall network was 205.7 minutes with newly developed subscribers accounting for 227.2 minutes. The ARPU for CDMA subscribers was RMB 106.5. ARPU of the CDMA subscribers from the original Great Wall network was RMB 75.5 with newly developed subscribers being RMB 155.8. The ARPM for CDMA subscribers was RMB 0.50, with the ARPM for CDMA subscribers from the original Great Wall network being RMB 0.37 and newly developed subscriber RMB 0.69.

2.2 Rapid international and domestic long distance business development continues

The international and domestic long distance telephony business continued to grow rapidly. In the first six months of 2002, total minutes of outgoing international and domestic long distance calls reached 5.71 billion minutes, up 142.1% from the same period last year. Market share increased from 7.7% at the end of 2001 to 10.7%. Total minutes of incoming international long distance calls reached 630 million minutes, up 20.6% from the same period last year.

The Group's PSTN long distance telephony business has sustained its robust growth. As of 30 June 2002, PSTN long distance business has a coverage of 321 regions and cities, representing 95% of the regions and cities nationwide. Total number of registered subscribers reached 8.119 million. In the first six months of 2002, total minutes of PSTN outgoing long distance calls totaled 2.91 billion minutes and the total minutes of incoming international calls reached 570 million minutes.

The voice usage of the Group's IP telephony business continued to increase significantly. As of 30 June 2002, IP business covered all of the 337 regions and cities nationwide and enabled international roaming in 50 countries and regions. In the first six months of 2002, total minutes of IP telephony outgoing calls reached 2.8 billion minutes and the total minutes of incoming international calls were 60 million minutes.

2.3 Continued growth in data and Internet business

The Group has made great efforts to develop new businesses on its unified data platform with a view to expand in the area of data business. As at 30 June 2002, the number of SDH circuits leased reached 3,883 x 2Mbps, an increase of 5.3 times over the same period last year. The number of leased asynchronous transfer mode (ATM) and frame relay (FR) circuits reached 1,088 x 2Mbps, an increase of 77.8% over the same period last year. In May 2002, the Group began to provide videoconference service, video telephony service and "Hui Wu Tong" conference call service over IP protocol to its subscribers.

The Group also provides Internet access and other Internet applications services. As of 30 June 2002, the Group has Internet services in 299 regions and cities, incoming international roaming Internet services in 150 countries and regions, and outgoing international roaming Internet services in 103 countries and regions. As of 30 June 2002, the number of Internet subscribers increased from 3.544 million in 2001 to 4.433 million, up 25.1%. The dedicated Internet access business has developed rapidly with subscribers numbering over 10,000. The VPDN business has also seen rapid growth.

2.4 Continued decline in traditional paging business

As of 30 June 2002, the number of paging subscribers for the Group was 23.681 million, decreased by 9.226 million subscribers from 32.907 million at the end of 2001, a drop of 28.0%. The Group has, however, maintained its market leader position. Out of the total subscriber number, 283,000 were information pager users. In the first six months of 2002, the ARPU for paging user was RMB 7.2, a fall of RMB 2.2 compared with RMB 9.4 in 2001.

2.5 Capabilities of network infrastructure strengthened

The Group has constructed a high-speed and reliable long distance backbone transmission network and has formed a nationwide transmission network system with high capacity which has become the base for the Group's various business development. As of 30 June 2002, the optical fibre transmission network reached 319 regions and cities with total length expanding to 410,000 km, of which, our long distance optical fibre backbone transmission network accounted for 96,000 km.

2.6 Increased sales and marketing effort

Guided by the "market-oriented, customer-focused" operation philosophy, the Group has established a highly efficient sales and marketing and customer service system that is adapted to market changes. Through more than 3,000 self-owned service centers and 15,000 retail outlets nationwide, as well as the direct sales team of nearly 100,000 people, we provide the customers of different segmented markets with differentiated telecommunications service. As we continue to strengthen our sales and marketing efforts, we have developed a number of well-known service brands including "Unicom 130", "Unicom New Horizon", "Easycom", "Unicom 193", "Unicom 165" and others. The Group also highly values customer services and is constantly improving the "1001" service hotline, service centers, corporate clients service team and one-on-one personalized service. Through the launch of a series of events such as "servicing excellence, customer satisfaction" campaign, the establishment of regular client visit mechanism and Unicom Subscribers Club, as well as other activities, we have successfully upgraded customer service standards and established the image of China Unicom as a premier integrated telecommunications operator.

3. BUSINESS OUTLOOK

The rapid growth of the Chinese economy and the increasing of income per capita of Chinese nationals offer huge market potential for the Group's business development. Since our IPO in June 2000, the Group's operation and financial performance has gained substantial growth, whilst its financial foundation and structure has become more solid. For the second half of this year, we foresee the Group's GSM cellular, long distance telephone, data and Internet businesses continuing to enjoy strong growth with earnings rising steadily. As the new additions of CDMA subscribers has seen a strong growth in recent months, it is expected that the number of CDMA subscribers in the second half of the year will grow more rapidly than in the first half of the year with obvious improvement in profitability. The Board of Directors believes that the financial results for this year will be better than last year, thus generating higher return for the investors.

With regard to cellular business, and in order to maintain a balanced development between GSM network and CDMA network, different kinds of market positioning and segmentation in network functionalities have been adopted to provide wider choices for subscribers. GSM service is mainly targeted at the mass market with efforts being made to capture subscribers of high usage and ARPU whereby actively increasing the market share. CDMA service continues to focus on providing differentiated services to corporate users, individual business users and young and fashion users. Efforts will also be made to tap on the mass market.

Being a mature and stable business, GSM service will remain the principal source of the Group's operating revenue and profit. We will enhance the indoor coverage of our GSM network, expand the intelligent network, strengthen network optimization, maintenance and management. Improved billings and the construction of customer service system will also be addressed. This will ensure that the rapid growth of our GSM business can be maintained in the second half of this year, with market share being further expanded to greater generate a steady stream of cash flow and a high profit growth for the Group.

Launching our CDMA business was a strategic decision to establish a leading position in the market. Our CDMA network will be upgraded to CDMA 1X by the end of this year and network capacity will be suitably increased with enhanced coverage. Emphasis will also be placed on the optimization of the network and the enhancement of the network's operating quality. In order to fully leverage on the advantage offered by CDMA 1X technology in providing a variety of mobile data services at medium-to-high speed, the Group will expedite the research and development of new CDMA services, introduce a variety of international collaboration in the form of proven data service applications, strengthen the coordination of every segment of the industry value chain and develop new profit growth drivers for cellular communications. This will lay a solid foundation for the major development of the CDMA business in the year to come. During the second half of the year, the Group intends to further normalize market behavior, increase its efforts in marketing and sales and focus on devising marketing plan to exploit the huge potential groups including the young and fashion segment. In addition to building up a dominant brand name and further enhancing direct sales by way of wholesale contract targeting the public, the Group will continuously improve its network quality, enhance service standard, actively launch value-added services and further control the operating costs effectively. Furthermore, our parent company will further decrease the CDMA network construction cost causing the Group's leasing fee per user to decline further. The Board of Directors believes that the CDMA business will see a rapid and healthy growth trend.

With regard to the long distance telephone business, data business and Internet business, the Group will place emphasis on the return of the capital investment and the complementary strengths of the various businesses. In the midst of the rapid development of the various kinds of businesses, the Group will strive to further improve operating results and increase its return on investment. With long distance telephone and data businesses, we will aim at marketing and sales efforts for target subscribers by means of market segmentation. By providing integrated services and innovative solutions to corporate users, and registration service and telephone card service to mass users, the Group will be able to further enlarge market share. The Internet business, through providing differentiated services, will be able to expand its market share further in the 165 card and dedicated lines subscribers areas, and by expediently launching the IP-VPN, IDC and 165 roaming businesses, the Group will be able to leverage on the strength of integrated corporate resources by aiming at the development of its value-added Internet service.

With regard to our paging business, active measures will be adopted to stabilize and develop traditional pager users, particularly through providing unique personalized service to stabilize and develop corporate users and industry users. We will, at the same time, strengthen our efforts in developing wireless information service, value-added service and call center service to increase the revenue proportion of new businesses. We will have stringent control of capital expenditure on paging business through further adjusting our network system and streamlining the workforce of the paging business to effectively control losses in the second half of the year.

China United Telecommunications Corporation ("Unicom Group"), our parent company, is planning to issue A shares in mainland China to raise funds for part of the CDMA network construction, while further enhancing the image of China Unicom through the A share market. Furthermore, the Company is planning to acquire the quality assets of the cellular business in nine Chinese provinces and municipality, currently under the operation of our parent company, according to its strategy of "overall listing and step-by-step implementation". We believe that A shares issuance in China and the acquisitions by the Company of the above mentioned will be beneficial to the operation of the Company and will be in line with the interest of its shareholders. The Company will endeavor to improve the effectiveness of its investment and the return on equity in order to maximize shareholders' value. The Board of Directors expects that the Company will be in a position to pay final dividends for the year 2002.

Finally, on behalf of the Board of Directors, I would like to express my sincere thanks for the care and support from shareholders and the society at large. I would also like to extend my gratitude to both the management team and all the staff of the Company for their hard work and diligence.

Yang Xian Zu
Chairman and Chief Executive Officer

Hong Kong, 5 September 2002

Unaudited Condensed Consolidated Income Statement

For the six months ended 30 June 2002

(Expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	**Unaudited For the six months ended 30 June 2002**	2001
Operating revenue (Turnover):			
GSM Business	4, 16, 19	**12,938,301**	9,023,049
CDMA Business	4, 16, 19	**354,030**	—
Long Distance, Data and Internet Business	4, 16, 19	**2,424,086**	1,366,329
Paging Business	4, 16, 19	**1,231,021**	2,535,254
Total service revenue		**16,947,438**	12,924,632
Sales of telecommunications products	4, 16, 19	**1,043,406**	694,294
		17,990,844	13,618,926
Operating expenses:			
Leased lines and network capacities	10(a), 16	**(736,960)**	(516,171)
Interconnection charges	16	**(1,268,184)**	(1,006,905)
Depreciation and amortisation	5	**(5,347,998)**	(3,878,314)
Personnel	5, 9	**(1,409,262)**	(1,100,671)
Selling and marketing	10(b), 16	**(2,089,966)**	(1,506,998)
General, administrative and other expenses	5, 16	**(2,535,536)**	(2,248,042)
Cost of telecommunications products sold	16	**(1,167,509)**	(731,616)
Total operating expenses		**(14,555,415)**	(10,988,717)
Operating profit		**3,435,429**	2,630,209
Interest income	5	**266,658**	1,289,206
Finance costs	5	**(761,267)**	(953,923)
Other income, net	5	**42,158**	65,905
Profit before taxation	5	**2,982,978**	3,031,397
Taxation	6	**(728,659)**	(850,590)
Profit after taxation		**2,254,319**	2,180,807
Minority interests		**(2,789)**	11,413
Profit attributable to shareholders		**2,251,530**	2,192,220
Earnings per share			
Basic	7(a)	**RMB0.179**	RMB0.175
Fully diluted	7(b)	**RMB0.179**	RMB0.175

Unaudited Condensed Consolidated Balance Sheet

As at 30 June 2002 and 31 December 2001

(Expressed in thousands of RMB)

	Note	Unaudited 30 June 2002	Audited 31 December 2001
Non-current assets:			
Property, plant and equipment, net		**79,699,444**	75,748,435
Goodwill		**19,785**	43,287
Deferred expenditures	10(b), 11	**1,500,597**	1,015,438
Deferred tax assets		**863,398**	1,012,216
Investment securities		**121,547**	123,500
Investment in associated companies		**2,363**	4,146
Total non-current assets		**82,207,134**	77,947,022
Current assets:			
Current portion of deferred tax assets		**326,710**	569,192
Amounts due from related parties	16	**947,207**	1,430,818
Amounts due from domestic carriers		**145,922**	199,460
Prepayments and other current assets		**1,422,340**	969,561
Inventories		**1,028,353**	751,991
Accounts receivable, net	12	**2,959,724**	2,498,063
Trading securities		**213,798**	203,832
Short-term bank deposits		**8,337,761**	24,921,943
Cash and cash equivalents		**15,755,472**	18,413,010
Total current assets		**31,137,287**	49,957,870
Current liabilities:			
Dividend payable		**37,055**	29,847
Payables and accrued liabilities	13	**14,297,734**	15,329,436
Amounts due to Unicom Group	16	**381,567**	947,934
Amounts due to related parties	16	**523,874**	135,724
Amounts due to domestic carriers		**800,659**	742,366
Current portion of obligations under finance leases	14	**8,151**	8,151
Current portion of long-term bank loans	14	**1,291,408**	843,603
Taxes payable		**684,689**	1,025,269
Advances from customers		**3,123,936**	2,765,541
Short-term bank loans	14	**4,975,521**	7,089,000
Total current liabilities		**26,124,594**	28,916,871
Net current assets		**5,012,693**	21,040,999
Total assets less current liabilities		**87,219,827**	98,988,021

Unaudited Condensed Consolidated Balance Sheet (Cont'd)

As at 30 June 2002 and 31 December 2001

(Expressed in thousands of RMB)

	Note	Unaudited 30 June 2002	Audited 31 December 2001
Financed by:			
Share capital	15	**1,331,371**	1,331,371
Share premium		**52,482,127**	52,482,127
Reserves		**826,286**	826,286
Retained profits		**9,292,909**	7,041,379
Shareholders' equity		**63,932,693**	61,681,163
Minority interests		**717,589**	829,405
Non-current liabilities:			
Long-term bank loans	14	**22,431,091**	36,336,768
Obligations under finance leases	14	**96,681**	100,757
Other long-term liabilities		**41,773**	39,928
Total non-current liabilities		**22,569,545**	36,477,453
		87,219,827	98,988,021

Unaudited Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2002

(Expressed in thousands of RMB)

	Note	Unaudited For the six months ended 30 June 2002	2001
			(Note 18)
Cash generated from operations	(a)	**7,926,090**	6,648,661
Interest received		**411,743**	890,536
Interest paid		**(997,141)**	(943,655)
Dividends received		**5,981**	19,504
Dividends paid to minority owners of subsidiaries		**(3,295)**	—
PRC income tax paid		**(588,474)**	(208,720)
Net cash inflow from operating activities		**6,754,904**	6,406,326
Investing activities			
Purchase of property, plant and equipment		**(9,995,704)**	(12,943,796)
Proceeds from disposal of property, plant and equipment		**8,699**	—
Acquisition of minority interests		**(36,739)**	(14,520)
Decrease (increase) in short-term bank deposits		**16,584,182**	(8,209,174)
Purchase of trading securities		**(8,376)**	(30,118)
Proceeds from disposal of trading securities		**4,469**	83,895
Purchase of investment securities		**—**	(19,583)
Proceeds from disposal of investment securities		**3,835**	—
Addition of deferred expenditures		**(61,657)**	(93,451)
Net cash inflow from (used in) investing activities		**6,498,709**	(21,226,747)
Financing activities			
(Decrease) increase in amounts due to Unicom Group		**(339,800)**	1,675,591
Proceeds from short-term and long-term bank loans		**4,707,103**	11,077,394
Repayment of short-term and long-term bank loans		**(20,278,454)**	(5,922,400)
Net cash (used in) inflow from financing activities		**(15,911,151)**	6,830,585
Net decrease in cash and cash equivalents		**(2,657,538)**	(7,989,836)
Cash and cash equivalents at 1 January		**18,413,010**	44,716,685
Cash and cash equivalents at 30 June		**15,755,472**	36,726,849
Analysis of the balances of cash and cash equivalents:			
Cash balance		**5,515**	18,863
Bank balance		**15,749,957**	36,707,986
		15,755,472	36,726,849

Unaudited Condensed Consolidated Cash Flow Statement (Cont'd)

For the six months ended 30 June 2002

(Expressed in thousands of RMB)

(a) The reconciliation of profit before taxation to cash generated from operations is as follows:

	Unaudited For the six months ended 30 June 2002	2001
Profit before taxation	2,982,978	3,031,397
Adjustments for:		
Depreciation and amortisation	5,347,998	3,878,314
Interest income	(266,658)	(1,289,206)
Interest expense	734,991	942,931
Loss on disposal and provision for impairment in value of property, plant and equipment	70,241	72,656
Provision for doubtful debts	526,752	330,147
Share of losses from associated companies	1,312	806
Dividends from investment securities	(5,981)	(19,504)
Realised (gains) losses on trading securities	(1,569)	10,657
Unrealised (gains) losses on trading securities	(15,117)	12,666
Realised (gains) losses on investment securities	(385)	619
(Reversal of) provision for impairment in value of associated companies	(5,663)	1,219
Additional provision for impairment in value of investment securities	650	2,595
Increase in accounts receivable	(988,413)	(763,058)
Increase in inventories	(276,362)	(100,535)
(Increase) decrease in prepayments and other current assets	(533,798)	440,383
Decrease in amounts due from domestic carriers	53,538	30,319
Decrease (increase) in amounts due from related parties	483,611	(420,420)
(Decrease) increase in payables and accrued liabilities	(986,873)	568,360
Increase in advances from customers	358,395	85,020
Increase (decrease) in amounts due to domestic carriers	58,293	(153,544)
Increase (decrease) in amounts due to related parties	388,150	(13,161)
Cash generated from operations	7,926,090	6,648,661

(b) Supplemental information

Payables to equipment suppliers for construction-in-progress during the six months ended 30 June 2002 decreased by approximately RMB1,023 million (2001: Increased by RMB1,325 million).

Unaudited Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2002

(Expressed in thousands of RMB)

	Unaudited					
	Share capital	**Share premium**	**Revaluation reserve**	**Statutory reserve**	**Retained profits**	**Total**
Balance at 1 January 2002	**1,331,371**	**52,482,127**	**176,853**	**649,433**	**7,041,379**	**61,681,163**
Profit for the period	**—**	**—**	**—**	**—**	**2,251,530**	**2,251,530**
Balance at 30 June 2002	**1,331,371**	**52,482,127**	**176,853**	**649,433**	**9,292,909**	**63,932,693**

	Unaudited					
	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total
Balance at 1 January 2001	1,331,371	52,482,127	176,853	424,805	2,809,246	57,224,402
Profit for the period	—	—	—	—	2,192,220	2,192,220
Balance at 30 June 2001	1,331,371	52,482,127	176,853	424,805	5,001,466	59,416,622

(Expressed in thousands of RMB unless otherwise stated)

(1) BASIS OF PRESENTATION

The condensed interim financial report reflects the unaudited consolidated financial position of the Company and its subsidiaries ("the Group") as at 30 June 2002 and the unaudited consolidated results of operations and cash flows of the Group for the six months ended 30 June 2002.

The accompanying unaudited condensed interim financial report is prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants.

(2) PRINCIPAL ACTIVITIES

The Group is principally engaged in the provision of telecommunications services, including GSM, CDMA, paging, long distance, data and Internet services in the People's Republic of China ("PRC").

(3) PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies used in the preparation of this unaudited condensed interim report are consistent with those used in the annual report for the year ended 31 December 2001 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002:

• SSAP 1 (revised):	Presentation of financial statements
• SSAP 11 (revised):	Foreign currency translation
• SSAP 15 (revised):	Cash flow statements
• SSAP 25 (revised):	Interim financial reporting
• SSAP 33:	Discontinuing operations
• SSAP 34:	Employee benefits

The impact of the adoption of the new standards on the Group's unaudited condensed consolidated operating results and financial position is not significant and, accordingly, no prior period adjustment has been required.

(4) OPERATING REVENUE

Operating revenue is primarily comprised of usage fees, monthly fees, connection fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, paging, long distance, data and Internet services. Tariffs for these services are subject to regulations by various government authorities, including the State Development Planning Commission, the Ministry of Information Industry ("MII") and the relevant provincial price regulatory authorities.

Operating revenue is net of business tax and government surcharges.

(Expressed in thousands of RMB unless otherwise stated)

(5) PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

	Unaudited For the six months ended 30 June	
	2002	2001
	RMB'000	RMB'000
After charging/(crediting):		
Share of losses from associated companies	**1,312**	806
Dividends from investment securities	**(5,981)**	(19,504)
Realised (gains) losses on investment securities	**(385)**	619
Realised (gains) losses on trading securities	**(1,569)**	10,657
Unrealised (gains) losses on trading securities	**(15,117)**	12,666
Interest income	**(266,658)**	(1,289,206)
Finance costs	**972,277**	1,111,745
Less: amounts capitalised in construction-in-progress	**(237,286)**	(168,814)
	734,991	942,931
Depreciation:		
- Assets held under finance leases	**4,844**	—
- Other assets	**5,080,057**	3,572,313
Total	**5,084,901**	3,572,313
Amortisation of goodwill	**22,409**	74,261
Amortisation of deferred expenditures	**240,688**	231,740
Loss on disposal and provision for impairment in value of property, plant and equipment	**70,241**	72,656
Provision for doubtful debts	**526,752**	330,147
Write-down of inventories to net realisable value	**2,821**	20,508
(Reversal of) additional provision for impairment in value of investments in:		
- Associated companies	**(5,663)**	1,219
- Investment securities	**650**	2,595
Total	**(5,013)**	3,814

(Expressed in thousands of RMB unless otherwise stated)

(5) PROFIT BEFORE TAXATION (Cont'd)

	Unaudited For the six months ended 30 June 2002 RMB'000	2001 RMB'000
After charging/(crediting):		
Personnel:		
- Salaries and wages	**1,096,144**	959,312
- Contributions to defined contribution pension schemes	**88,733**	81,750
- Special monetary housing benefits	**170,570**	—
- Contributions to housing fund	**50,148**	55,942
- Other housing benefits	**3,667**	3,667
Total	**1,409,262**	1,100,671

(6) TAXATION

There is no Hong Kong profits tax liability for the six months ended 30 June 2002 as the Group does not have any assessable income sourced from Hong Kong. The PRC operations are subject to the standard PRC income tax rate of 33% for the six months ended 30 June 2002 (2001: 33%), except for certain provincial entities which are subject to local preferential income tax rates.

The amount of taxation charged to the condensed consolidated income statement represents:

	Unaudited For the six months ended 30 June 2002 RMB'000	2001 RMB'000
PRC enterprise income tax	**337,395**	998,547
Deferred taxation	**391,264**	(147,957)
	728,659	850,590

(Expressed in thousands of RMB unless otherwise stated)

(7) EARNINGS PER SHARE

(a) Basic earnings per share

Basic earnings per share for the six months ended 30 June 2001 was computed by dividing the profit attributable to shareholders of RMB2,192,220,000 by the weighted average number of 12,552,996,070 shares in issue during the period.

Basic earnings per share for the six months ended 30 June 2002 was computed by dividing the profit attributable to shareholders of RMB2,251,530,000 by the weighted average number of 12,552,996,070 shares in issue during the period.

(b) Fully diluted earnings per share

For the six months ended 30 June 2002 and 2001, all potential dilutive shares arose from share options granted under (i) the Pre-Global Offering Share Option Scheme in 2000 and (ii) the Share Option Scheme in 2001. There was no dilution of profit attributable to shareholders per share after taking into account the dilutive effect of the share options. For the six months ended 30 June 2002, anti-dilutive shares arising from the share options of approximately 33,841,000 shares (2001: 27,135,000 shares) were not included in the calculation of fully diluted earnings per share.

(8) DISTRIBUTION OF PROFIT ATTRIBUTABLE TO SHAREHOLDERS

During the six months ended 30 June 2002, the Group has not made any appropriations to reserves or declared any dividends to the shareholders (2001: Nil).

(9) HOUSING REFORM

In 2001, the Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees.

For the six months ended 30 June 2002, only certain provinces were anticipated to meet the criteria for the 2002 distribution of such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the six months ended 30 June 2002 amounted to approximately RMB170 million.

(Expressed in thousands of RMB unless otherwise stated)

(10) COMMENCEMENT OF CDMA BUSINESS

(a) Leasing of CDMA network capacity

On 22 November 2001, China Unicom Corporation Limited (a subsidiary of the Company, hereafter referred as "China Unicom") entered into a conditional CDMA capacity lease agreement (the "CDMA Lease Agreement") with Unicom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a subsidiary of Unicom Group). Pursuant to the CDMA Lease Agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to China Unicom covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjin.

Major terms of the CDMA Lease Agreement include the following:

- China Unicom has the exclusive right to lease and operate the CDMA network capacity in the aforementioned provinces/municipals from Unicom New Horizon;
- The term of the CDMA Lease Agreement is for an initial period of one year (the "Initial Lease Term"), renewable for further one year terms at the option of China Unicom;
- The lease fee per unit of capacity is determined at the outset of the CDMA Leasing Agreement; and
- China Unicom has the option to add or reduce the capacity leased by giving specified period of advance notice and has the option to purchase the network assets. There is no minimum requirement on the network capacity to be leased beyond the Initial Lease Term.

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network, the receipt of all necessary government approvals and the passing of resolutions by the independent shareholders of the Company approving the CDMA Lease Agreement and the related connected transactions. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced in January 2002. The lease arrangement has been accounted for as an operating lease of the network assets.

(b) CDMA mobile handset costs

As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA mobile phone handsets were provided to certain subscribers for their use at no additional cost during the specified contract periods. The costs of such handsets are treated as deferred customer acquisition costs and, to the extent recoverable, deferrable costs are amortised over the contractual period not exceeding 2 years to match with the prepaid revenue stream expected to be recognised over the same contractual period. For the six months ended 30 June 2002, amortisation of these deferred customer acquisition costs amounted to approximately RMB66 million. As at 30 June 2002, the carrying amount of unamortised deferred expenditures amounted to approximately RMB481 million.

Notes to the Condensed Interim Financial Accounts (Cont'd)

(Expressed in thousands of RMB unless otherwise stated)

(11) DEFERRED EXPENDITURES

	Unaudited 30 June 2002 RMB'000	Audited 31 December 2001 RMB'000
Interconnection facilities	**493,308**	464,575
Long-term prepaid rental and leased line	**1,070,221**	957,361
Others	**927,785**	343,531
	2,491,314	1,765,467
Less: Accumulated amortisation	**(990,717)**	(750,029)
	1,500,597	1,015,438

(12) ACCOUNTS RECEIVABLE, NET

	Unaudited 30 June 2002 RMB'000	Audited 31 December 2001 RMB'000
Accounts receivable	**4,488,435**	3,504,000
Less: Provision for doubtful debts	**(1,528,711)**	(1,005,937)
	2,959,724	2,498,063

The aging analysis of accounts receivable was as follows:

	Unaudited 30 June 2002 RMB'000	Audited 31 December 2001 RMB'000
Less than 6 months	**3,315,906**	2,939,485
6 months to 1 year	**652,254**	314,028
Above 1 year	**520,275**	250,487
	4,488,435	3,504,000

The normal credit period granted by the Group is on average 30 days from the date of invoice.

(Expressed in thousands of RMB unless otherwise stated)

(13) PAYABLES AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities was as follows:

	Unaudited 30 June 2002 RMB'000	Audited 31 December 2001 RMB'000
Within 1 year	**12,307,563**	13,916,953
Over 1 year	**1,990,171**	1,412,483
	14,297,734	15,329,436

(14) BANK LOANS AND OBLIGATIONS UNDER FINANCE LEASES

	Unaudited 30 June 2002 RMB'000	Audited 31 December 2001 RMB'000
Short-term bank loans - Unsecured	**4,975,521**	7,089,000
Long-term bank loans:		
— Unsecured	**8,202,295**	19,933,362
— Secured	**15,520,204**	17,247,009
Sub-total	**23,722,499**	37,180,371
Obligations under finance leases	**104,832**	108,908
Current portion of long-term bank loans	**(1,291,408)**	(843,603)
Current portion of obligations under finance leases	**(8,151)**	(8,151)
	22,527,772	36,437,525

(Expressed in thousands of RMB unless otherwise stated)

(15) SHARE CAPITAL

	Unaudited 30 June 2002 HK$'000	Audited 31 December 2001 HK$'000
Authorised:		
30,000,000,000 ordinary shares of HK$0.1 each	**3,000,000**	3,000,000

	Unaudited 30 June 2002			Audited 31 December 2001		
	Number of shares ('000)	**HK$'000**	**RMB equivalent RMB'000**	Number of shares ('000)	HK$'000	RMB equivalent RMB'000
Issued and fully paid:						
China Unicom (BVI) Limited	**9,725,000**	**972,500**	**1,030,850**	9,725,000	972,500	1,030,850
Public investors	**2,827,996**	**282,799**	**300,521**	2,827,996	282,799	300,521
	12,552,996	**1,255,299**	**1,331,371**	12,552,996	1,255,299	1,331,371

(16) RELATED PARTY TRANSACTIONS

The table set forth below summarises the name of significant related parties and nature of relationship with the Company as at 30 June 2002:

Name of related parties	Nature of relationship
China United Telecommunications Corporation ("Unicom Group")	Ultimate parent company
China Unicom NewSpace Co., Ltd ("Unicom NewSpace", originally known as China United Telecommunications Satellite Communication Company Limited or Unisat, which changed to its present name on 10 July 2002)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye")	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited ("Beijing Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited ("Unicom I/E Co")	A subsidiary of Unicom Group
China Unicom International Limited ("Unicom International")	A subsidiary of Unicom Group
Unicom International (HK) Limited ("Unicom International (HK)")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon")	A subsidiary of Unicom Group
China Unicom Corporation Limited ("China Unicom")	A subsidiary of the Company
Guoxin Paging Corporation Ltd. ("Guoxin")	A subsidiary of China Unicom

(Expressed in thousands of RMB unless otherwise stated)

(16) RELATED PARTY TRANSACTIONS (Cont'd)

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries for the six months ended 30 June 2002. In the directors' opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Note	Unaudited For the six months ended 30 June 2002 RMB'000	2001 RMB'000
Transactions with Unicom Group:			
Interconnection and roaming revenues	(i), (iii)	682,834	282,633
Interconnection and roaming charges	(ii), (iii)	146,066	114,553
Rental charges for premises, equipment and facilities	(iv)	10,356	10,731
Revenue for leasing of transmission line capacity	(v)	277,614	86,215
Commission revenue for sales agency services	(vi)	—	7,857
Sale of CDMA mobile handsets	(vii)	358,740	—
Charges for the international gateway services	(viii)	6,732	—
Transactions with subsidiaries of Unicom Group:			
Leasing of satellite transmission capacity	(ix)	31,117	31,025
Purchase of telecom cards	(x)	528,574	470,482
CDMA network capacity lease rental	(xi)	368,671	—
Commission expenses for sales agency services incurred for telecom cards	(xii)	8,972	—
Rental charges for leasing of transmission line	(xiii)	—	8,441
Agency fee incurred for procurement of telecommunications equipment	(xiv)	68,916	31,592
Rental for the PRC corporate office	(xv)	5,066	5,066

Note:

(i) Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group's networks. Roaming revenues represent revenue for calls made using the Group's networks by Unicom Group's subscribers.

(ii) Interconnection charges are for calls made from the Group's networks to Unicom Group's networks. Roaming expenses represent expenses for calls made by the Group's subscribers using Unicom Group's networks.

(Expressed in thousands of RMB unless otherwise stated)

(16) RELATED PARTY TRANSACTIONS (Cont'd)

(iii) Interconnection settlement between Unicom Group's network and the Group's network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on their respective internal costs of providing these services.

(iv) China Unicom signed a service agreement with Unicom Group to lease premises, equipment and facilities from Unicom Group. Rentals are based on the lower of depreciation costs and market rates.

(v) Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(vi) Guoxin acted as the sales agent of Unicom Group to sell telecommunications products (such as SIM cards and prepaid cards) in 2001. In return, Guoxin receives agency commission from Unicom Group at fixed rates based on commission rates stipulated by Unicom Group applicable to third party sales agents. This sales agency service was terminated in April 2001.

(vii) According to the sales of CDMA mobile phones agreement entered between Unicom Guomai Communications Co., Ltd ("Unicom Guomai", a subsidiary of the Group) and Unicom Group on 10 May 2002, Unicom Guomai agreed to sell certain CDMA mobile phone handsets to Unicom Group. The selling price is negotiated on an arm's length basis which is not lower than the price sold by Unicom Guomai to independent third parties.

(viii) Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(ix) Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

(x) The Group purchased SIM cards, UIM cards, Internet protocol phone cards and prepaid rechargeable calling cards at fixed prices from Unicom Xingye. Upon the establishment of China Unicom in 2000, China Unicom signed a service agreement with Unicom Group to purchase telecom cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xi) According to the CDMA Lease Agreement entered among China Unicom, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to China Unicom covering 9 provinces and 3 municipalities. The lease rental is calculated on a basis which would enable Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8% (See Note 10(a)).

(xii) Unicom International and Unicom International (HK) provided sales agency services such as selling of telecommunications cards to the Group. The commission expenses are charged based on contractual prices which approximated market rates.

(Expressed in thousands of RMB unless otherwise stated)

(16) RELATED PARTY TRANSACTIONS (Cont'd)

(xiii) In 2001, the Group leased transmission line capacity from Unicom International (HK) and Unicom International in accordance with the relevant provision of the services agreement. Leased line expenses are charged based on market rates. There were no leased line rental charges in 2002 since this service was terminated in October 2001.

(xiv) China Unicom signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to China Unicom. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

(xv) China Unicom signed a rental agreement with Beijing Xingye, under which Beijing Xingye leases office premises to China Unicom at its PRC corporate office. Monthly rental is calculated on the basis of US$20 per square meter.

(xvi) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and China Unicom, China Unicom and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at China Unicom's option.

(xvii) According to the Multiple Service Agreement (the "Agreement") signed between the Group and Unicom Paging Limited ("Unicom Paging, a subsidiary of Unicom Group") dated 1 August 2001, the Group and Unicom Paging agree to share the right to use the other party's logo and trademark in the paging business at no cost. In addition, the Agreement also specifies the basis of allocating common expenses incurred by each party for any shared resources and facilities. For the six months ended 30 June 2002, the amount of common expenses involved was insignificant.

(17) COMMITMENTS AND CONTINGENT LIABILITIES

(a) Capital commitments

As at 30 June 2002, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	Unaudited 30 June 2002			Audited 31 December 2001
	Land and buildings RMB'000	Equipment RMB'000	Total RMB'000	Total RMB'000
Authorised and contracted for	621,420	7,261,228	7,882,648	9,956,935
Authorised but not contracted for	3,450	520,361	523,811	78,676
Total	624,870	7,781,589	8,406,459	10,035,611

(Expressed in thousands of RMB unless otherwise stated)

(17) COMMITMENTS AND CONTINGENT LIABILITIES (Cont'd)

(b) Commitments under operating leases

As at 30 June 2002, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	Unaudited 30 June 2002		Audited 31 December 2001	
	Land and buildings RMB'000	**Equipment RMB'000**	**Land and buildings RMB'000**	**Equipment** RMB'000
Within one year	**227,196**	**654,388**	231,064	1,723,897
In the second to fifth year inclusive	**683,700**	**191,960**	595,921	207,559
After the fifth year	**727,884**	**50,603**	481,206	278,490
Total	**1,638,780**	**896,951**	1,308,191	2,209,946

In addition, the Group estimated that CDMA network capacity lease rental payable to Unicom New Horizon amounted to approximately RMB500 million for the forthcoming six months ending 31 December 2002. It was based on estimates of the forecasted CDMA subscriber growth within the 9 provinces and 3 municipalities and the anticipated CDMA network capacity to be leased (see Note 10(a) and 16(xi)).

As at 30 June 2002, the Group has no significant contingent liabilities.

(18) COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of changes in accounting disclosures for condensed cash flow statement in order to comply with SSAP 15 (revised) Cash flow statements.

(Expressed in thousands of RMB unless otherwise stated)

(19)SEGMENT INFORMATION

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

- GSM Business - the provision of GSM telephone and related services;
- CDMA Business - the provision of CDMA telephone and related services (the operation commenced in January 2002);
- Long Distance, Data and Internet Business - the provision of domestic and international long distance telephony, data, Internet and other related services; and
- Paging Business - the provision of paging and related services.

The operating segments are managed separately because each operating unit represents a strategic business unit that provides various kinds of telecommunications services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations. Most of the assets, liabilities, revenue and expenses are clearly identifiable to business segments. Allocation of commonly incurred costs amongst different segments is not significant.

The Group's primary measure of segment results is based on segment profit (loss) before taxation.

	Unaudited For the six months ended 30 June												
	2002							2001					
	GSM Business RMB'000	CDMA Business RMB'000	Long Distance, Data and Internet Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000	GSM Business RMB'000	Long Distance, Data and Internet Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating revenue (Turnover):													
Usage fee	9,766,465	243,819	1,478,974	–	–	–	11,489,258	6,592,595	825,352	–	–	–	7,417,947
Monthly fee	2,073,919	86,098	8,256	1,119,141	–	–	3,287,414	1,544,698	–	2,479,948	–	–	4,024,646
Connection fee	–	–	–	–	–	–	–	204,986	–	1,193	–	–	206,179
Interconnection revenue	715,797	18,200	438,420	–	–	–	1,172,417	552,093	408,913	–	–	–	961,006
Leased line rental	–	–	458,166	–	–	–	458,166	–	118,983	–	–	–	118,983
Other revenue	382,120	5,913	40,270	111,880	–	–	540,183	128,677	13,081	54,113	–	–	195,871
Total services revenue	12,938,301	354,030	2,424,086	1,231,021	–	–	16,947,438	9,023,049	1,366,329	2,535,254	–	–	12,924,632
Sales of telecommunications products	376,241	99,912	–	567,253	–	–	1,043,406	427,086	–	267,208	–	–	694,294
Total operating revenue from external customers	13,314,542	453,942	2,424,086	1,798,274	–	–	17,990,844	9,450,135	1,366,329	2,802,462	–	–	13,618,926
Inter-segment revenue	–	–	704,920	400,582	–	(1,105,502)	–	–	437,295	61,309	–	(498,604)	–
	13,314,542	453,942	3,129,006	2,198,856	–	–	17,990,844	9,450,135	1,803,624	2,863,771	–	–	13,618,926

(Expressed in thousands of RMB unless otherwise stated)

(19) SEGMENT INFORMATION (Cont'd)

	Unaudited For the six months ended 30 June 2002							2001					
	GSM Business RMB'000	CDMA Business RMB'000	Long Distance, Data and Internet Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000	GSM Business RMB'000	Long Distance, Data and Internet Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating expenses:													
Leased lines and network capacities	(174,423)	(384,086)	(100,447)	(78,004)	–	–	(736,960)	(295,539)	(239,019)	(193,433)	–	211,820	(516,171)
Interconnection charges	(1,625,489)	(32,049)	(364,554)	–	–	753,908	(1,268,184)	(883,634)	(348,217)	–	–	224,946	(1,006,905)
Depreciation and amortisation	(3,976,010)	(51,103)	(590,140)	(728,173)	(2,572)	–	(5,347,998)	(2,613,152)	(357,005)	(906,469)	(1,688)	–	(3,878,314)
Personnel	(720,478)	(97,799)	(288,821)	(288,575)	(13,589)	–	(1,409,262)	(497,849)	(102,792)	(490,790)	(9,240)	–	(1,100,671)
Selling and marketing	(1,228,698)	(212,711)	(528,641)	(119,916)	–	–	(2,089,966)	(1,098,515)	(203,817)	(265,975)	–	61,309	(1,506,998)
General, administrative and other expenses	(1,705,902)	(149,072)	(319,405)	(330,792)	(30,365)	–	(2,535,536)	(1,443,165)	(196,260)	(586,147)	(22,999)	529	(2,248,042)
Cost of telecommunications *products sold*	*(468,128)*	*(129,858)*	–	*(914,713)*	–	*345,190*	*(1,167,509)*	*(399,639)*	–	*(331,977)*	–	–	*(731,616)*
Total operating expenses	(9,899,128)	(1,056,678)	(2,192,008)	(2,460,173)	(46,526)	–	(14,555,415)	(7,231,493)	(1,447,110)	(2,774,791)	(33,927)	–	(10,988,717)
Operating profit (loss)	3,415,414	(602,736)	936,998	(261,371)	(46,526)	–	3,435,429	2,218,642	356,514	88,980	(33,927)	–	2,630,209
Interest income	25,884	2,939	6,631	11,902	219,302	–	266,658	13,512	861	11,198	1,263,635	–	1,289,206
Finance costs	(644,000)	(964)	(101,673)	(368)	(14,262)	–	(761,267)	(786,374)	(136,922)	(21,924)	(8,703)	–	(953,923)
Other (expenses) income, net	(1,545)	58	(605)	35,979	8,271	–	42,158	38,308	4,353	23,254	(10)	–	65,905
Segment profit (loss) before taxation	2,795,753	(600,703)	841,351	(213,804)	166,785	–	2,982,978	1,484,088	224,806	101,508	1,220,995	–	3,031,397
Taxation							(728,659)						(850,590)
Profit after taxation							2,254,319						2,180,807
Minority interests							(2,789)						11,413
Profit attributable to shareholders							2,251,530						2,192,220
Total segment assets	67,250,532	626,482	17,494,125	11,040,930	57,587,239	(40,654,887)	113,344,421	51,253,414	11,054,555	13,604,313	48,083,963	–	123,996,245
Total segment liabilities	39,179,738	1,028,238	5,450,860	2,995,039	40,264	–	48,694,139	50,783,003	8,504,310	4,429,818	7,454	–	63,724,585
Other information:													
Capital expenditures for segment assets	3,449,960	–	3,924,343	139,039	1,459,223	–	8,972,565	11,185,598	1,661,304	450,741	971,350	–	14,268,993

(1) Capital expenditure classified under "unallocated amounts" represents capital expenditure on common facilities, which benefits all business segments.

Independent Review Report

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the condensed interim financial report of the Company and its subsidiaries ("the Group") for the six months ended 30 June 2002 set out on pages 9 to 29.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of a condensed interim financial report to be in compliance with Hong Kong Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The condensed interim financial report is the responsibility of, and has been approved by, the directors.

REVIEW WORK PERFORMED

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the condensed interim financial reports and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the condensed interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the condensed interim financial report for the six months ended 30 June 2002.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5 September 2002

MANAGEMENT DISCUSSION AND ANALYSIS

1. Operation targets

The operation targets of China Unicom for 2004 are set out as follows:

- Cellular business is to reach 35% market share;
- International and domestic telephony services is to achieve 20% of market share in terms of long distance telephone business volume (including PSTN telephony business and IP telephony business);
- Internet business is to achieve 20% of market share in the Internet market; and
- Paging business is to continue to maintain its leading position in the user market.

2. Investment and Re-financing Plan

The capital expenditure plan for the Group's various businesses for the current year and the next two years are set out below:

(Expressed in billions of RMB)

	2002	2003	2004	Total
Cellular communication (GSM)	7.9	4.6	3.6	16.1
Long distance telephony communication, data and Internet	8.5	7.4	7.1	23.0
Paging	0.4	0.2	0.2	0.8
Others	4.9	7.0	6.0	17.9
Total	21.7	19.2	16.9	57.8

The Group will modify the investment direction and investment scale according to factors such as developments in technology and market conditions in order to reduce investment risks. Actual capital expenditure may be significantly different from the figures in the table above. The Directors of the Company believe that adjustments to the capital expenditure plan will not have any material impact on the business development of the Company and its subsidiaries.

The funding of the Group's capital expenditure mainly comes from the Group's operating cash flows, but the Company and its subsidiaries may still need to finance a large amount of its capital expenditure through external funding this year and the next two years. The Group can select appropriate financing channels and methods according to the conditions of financial markets both inside and outside of PRC.

3. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the share option scheme were amended on 13 May 2002 to comply with the requirements set out in the new chapter 17 of *the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* ("Listing Rules") which came into effect on 1 September 2001 and provide a more favourable scheme to attract and retain key personnel. Under the amended share option scheme:

(i) share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) any grant of share options to a Connected Person of the Company (as defined in the Listing Rules) must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(iv) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date;

(v) the subscription price shall not be less than the higher of:

  (a) the nominal value of the shares;

  (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

  (c) the closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

On 30 June 2001, the Company had granted 6,724,000 share options under the share option scheme.

All of the options were granted on 30 June 2001 and are governed by the amended terms of the share option scheme as stated herein.

As at 30 June 2002, no options granted under the share option scheme have been exercised.

4. Pre-Global Offering Share Option Scheme

In order to synchronise the administration of the options granted under the pre-global offering share option scheme in conjunction with the share option scheme, the pre-global offering share option scheme was also amended on 13 May 2002. The terms of the pre-global offering share option scheme are substantially the same as the share option scheme stated above except that:

(i) on 22 June 2000, 27,116,600 options have been granted under the scheme and such options, on their full exercise, represent 27,116,600 shares of the Company. No further options can be granted under the scheme;

(ii) the price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy); and

(iii) the period during which an option may be exercised commences two years from the date of grant of the options and will end no later than 10 years from 22 June 2002.

On 22 June 2000, the Company had granted 27,116,600 share options under the pre-global offering share option scheme, of which 2,107,000 options have been granted to the directors. Please refer to the section headed "Directors' Right to Acquire Shares" for further details of the options granted.

All of the options granted on 22 June 2000 are governed by the terms of the amended pre-global offering share option scheme as stated herein.

As at 30 June 2002, no options granted under the pre-global offering share option scheme have been exercised.

5. Charge On Assets

As at 30 June 2002, no property, plant and equipment was pledged to banks as loan security (31 December 2001: RMB 6.742 billion). All the bank loans secured by property, plant and equipment as at 31 December 2001 have been repaid during the current period.

According to paragraph 40 of Appendix 16 of the Listing Rules, save as disclosed herein, the Company confirms that the current Company's information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company's 2001 annual report.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2002, the interests of the directors and the chief executive officer of the Company in the equity securities of the Company and any of its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "Ordinance") as recorded in the register required to be kept under section 29 of the Ordinance were as follows:

Name of Directors	Personal Interest
Shi Cuiming	30,000 Ordinary Shares
Tan Xinghui	20,000 Ordinary Shares
C. James Judson (an alternate director to Craig O. McCaw)	1,000 American Depository Receipts

Note: As at 30 June 2002, one American depositary receipt represents 10 ordinary shares of HK$0.1 each of the Company

In addition, certain directors personally hold options to purchase ordinary shares of the Company as disclosed under the paragraph "Directors' Rights To Acquire Shares" below. These share options are granted pursuant to the terms of the Pre-Global Offering Share Option Scheme adopted by the Company.

Apart from the foregoing, as at 30 June 2002, none of the directors had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the Ordinance.

DIRECTORS' RIGHT TO ACQUIRE SHARES

As at 30 June 2002, the interests of the directors and chief executive of the Company in the equity securities of the Company and any of its associated corporations as defined in the Ordinance as recorded in the register required to be kept under section 29 of the Ordinance consist of share options granted pursuant to the pre-global offering share option scheme to the directors and chief executive to subscribe for shares of the Company. Details of such share options are set out below:-

Name of Directors	No. of Options Granted[1]	No. of Options exercised during the period	No. of Options Outstanding at the end of the period
Yang Xian Zu	525,000	—	525,000
Wang Jianzhou	396,200	—	396,200
Shi Cuiming	396,200	—	396,200
Ge Lei	292,600	—	292,600
Tan Xinghui	204,400	—	204,400

[1] Each option gives the holder the right to subscribe for one share.

Apart from the foregoing, at no time during the six months ended 30 June 2002 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The Company has been notified of the following interests in the Company's issued shares at 30 June 2002 amounting to 10% or more of the ordinary shares in issue:

	Shares Held directly	Shares Held indirectly	Percentage of Total issued shares
(i) China United Telecommunications Corporation ("Unicom Group")	—	9,725,000,020	77.47%
(ii) China United Telecommunications Corporation Limited ("China Unicom Corporation")	—	9,725,000,020	77.47%
(iii) China Unicom (BVI) Limited ("China Unicom (BVI)")	9,725,000,020	—	77.47%

Note: Because of the fact that Unicom Group and China Unicom Corporation directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and China Unicom Corporation.

Apart from the foregoing, no person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept under section 16(1) of the Ordinance as having an interest in 10% or more of the issued share capital of the Company.

INTERIM DIVIDEND

It is suggested by our Board of Directors that no interim dividend for the six months ended 30 June 2002 be declared.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the six months ended 30 June 2002, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the condensed interim financial report for the six months ended 30 June 2002. In addition, PricewaterhouseCoopers has reviewed the unaudited condensed interim financial report in accordance with Statements of Accounting Standards 700 "Engagement to review interim financial reports" issued by the Hong Kong Society of Accountants and communicated the review results to the audit committee.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2002 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategy.

By Order of the Board
Ngai Wai Fung
Company Secretary

Hong Kong, 5 September 2002